
SembCorp
Industries

Co Regn No: 199802418D


05007693

Rule 12g3-2(b) File No. 825109

18 April 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


RECEIVED
APR 27 2005

SUPPL

Dear Sirs

SembCorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed Annual Report for Year 2004 and Circular to Shareholders are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

Enc

C:jesstan/cos2004/SCI/AGM/FY-2004/SECltr

CIRCULAR DATED APRIL 4, 2005

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

If you are in any doubt about this circular or as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in the capital of SembCorp Industries Ltd (the "Company") you should immediately forward this Circular and the accompanying Proxy Form to the purchaser or transferee or to the bank, stockbroker or agent through whom the sale was effected for onward transmission to the purchaser or transferee.


SembCorp
Industries

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

CIRCULAR TO SHAREHOLDERS

in relation to

(1) the proposed modification to, and renewal of, the Shareholders Mandate;

(2) the proposed Capital Reduction and Cash Distribution to Shareholders; and

(3) the proposed modifications to the Share Plans

Independent Financial Adviser

in relation to the

proposed adjustments to the outstanding Options

PricewaterhouseCoopers Corporate Finance Pte Ltd

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	April 24, 2005 at 11.20 a.m.
Date and time of Extraordinary General Meeting	:	April 26, 2005 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Seventh Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	The Theatrette 60 Admiralty Road West Singapore 759947

CONTENTS

DEFINITIONS

In this Circular, the following definitions apply throughout except where the context otherwise requires:

"**Articles**"	:	The Articles of Association of the Company.
"**Awards**"	:	Contingent award of Shares granted pursuant to the Performance Share Plan and the Restricted Stock Plan.
"**Books Closure Date**"	:	A date to be announced on which the Transfer Books and the Register of Members of the Company will be closed in order to determine the entitlements of Shareholders under the Capital Reduction.
"**Capital Reduction**"	:	The proposed capital reduction exercise to be carried out by the Company pursuant to Section 73 of the Companies Act to return to Shareholders part of the issued and paid-up share capital of the Company which is in excess of the needs of the Company, details of which are set out on pages 8 to 18 of this Circular.
"**Cash Distribution**"	:	The proposed cash distribution by the Company to the Shareholders of S$1.95 in cash for each Share cancelled by way of the Capital Reduction.
"**CDP**"	:	The Central Depository (Pte) Limited.
"**Committee**"	:	The Executive Resource & Compensation Committee appointed by the Directors to administer the Share Plans.
"**Companies Act**"	:	The Companies Act, Chapter 50 of Singapore.
"**Company**" or "**SCI**"	:	SembCorp Industries Ltd.
"**Court**"	:	The High Court of the Republic of Singapore.
"**Directors**"	:	The directors of the Company as at the date of this Circular, unless otherwise stated.
"**Distribution**"	:	The Special Dividend and the Cash Distribution.
"**Effective Date**"	:	The date on which the Capital Reduction becomes effective.
"**EGM**"	:	The extraordinary general meeting of the Company, notice of which is set out on pages 60 to 62 of this Circular.
"**EPS**"	:	Earnings per Share.
"**FY**"	:	Financial year ended or ending on 31 December of the relevant year.
"**Group**" or "**SCI Group**"	:	SCI and its subsidiaries.
"**Income Tax Act**"	:	The Income Tax Act, Chapter 134 of Singapore.
"**Latest Practicable Date**"	:	March 18, 2005, being the latest practicable date prior to the printing of this Circular.

"**Listing Manual**"	:	The Listing Manual of the SGX-ST, as amended up to the Latest Practicable Date.
"**Market Day**"	:	A day on which the SGX-ST is open for trading in securities.
"**NTA**"	:	Net tangible assets.
"**Options**"	:	Options to subscribe for new Shares granted pursuant to the Share Option Scheme and the Share Option Plan.
"**Performance Share Plan**"	:	The SembCorp Industries Performance Share Plan, as amended or modified from time to time.
"**PwCCF**"	:	PricewaterhouseCoopers Corporate Finance Pte Ltd.
"**Restricted Stock Plan**"	:	The SembCorp Industries Restricted Stock Plan, as amended or modified from time to time.
"**ROE**"	:	Return on equity.
"**Securities Accounts**"	:	Securities accounts maintained by a Depositor with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"**SGX-ST**"	:	Singapore Exchange Securities Trading Limited.
"**Share Option Plan**"	:	The SembCorp Industries Share Option Plan, as amended or modified from time to time.
"**Share Option Scheme**"	:	The SembCorp Industries Executives' Share Option Scheme, as amended or modified from time to time.
"**Share Plans**"	:	The Share Option Scheme, the Share Option Plan, the Performance Share Plan and the Restricted Stock Plan.
"**Shareholders**"	:	Persons who are registered as holders of Shares in the Register of Members of the Company and Depositors who have Shares credited to their Securities Accounts.
"**Shares**"	:	Ordinary shares of S$0.25 each in the capital of the Company.
"**Special Dividend**"	:	The special dividend of S$0.05 (net) (or approximately S$0.0625 gross before deduction of tax at the rate of 20%) for each Share paid by the Company by way of an interim dividend on January 7, 2005.
"**STPL**"	:	Singapore Technologies Pte Ltd.
"**Temasek**"	:	Temasek Holdings (Private) Limited.
"**S$**", "**$**" and "**cents**"	:	Singapore dollars and cents, respectively.
"%"	:	Per centum or percentage.

The expressions "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the respective meanings ascribed to them in Section 130A of the Companies Act.

DEFINITIONS

Words importing the singular shall, where applicable, include the plural and *vice versa,* and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa.* Words importing persons shall include corporations.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or the Listing Manual of the SGX-ST, or any modification thereof and used in this Circular shall, where applicable, have the meaning assigned to it under the Companies Act or the Listing Manual of the SGX-ST or any modification thereof, as the case may be.

Any reference to a time of day in this Circular shall be a reference to Singapore time unless otherwise stated.

Any discrepancy with the tables in this Circular between the listed amounts and the totals thereof is due to rounding.

INDICATIVE TIMETABLE

The following are the indicative dates and times for the Capital Reduction[1].

Last date and time for lodgement of Proxy Forms for the EGM[2]	:	April 24, 2005 at 11.20 a.m.
Date and time of the EGM	:	April 26, 2005 at 11.20 a.m.
Expected date for Court approval of the Capital Reduction	:	May 18, 2005
Expected last date and time of "cum" trading of the Shares	:	May 24, 2005, 5.00 p.m.
Expected commencement of "ex" trading of the Shares	:	May 25, 2005, 9.00 a.m.
Expected Books Closure Date for the Capital Reduction	:	May 27, 2005 at 5.00 p.m.
Expected Payment Date for the Cash Distribution	:	June 10, 2005

Notes:

(1) The above timetable is only indicative and the actual dates of the above events will be announced in due course by way of SGXNET announcement released on the SGX-ST.

(2) All Proxy Forms must be lodged at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 not less than 48 hours before the time of the EGM. Completion and return of a Proxy Form will not preclude a Shareholder from attending and voting in person at the EGM.

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

Directors:

Peter Seah Lim Huat *(Chairman)*
Lua Cheng Eng
K Shanmugam
Tetsuro Kawakami
Goh Geok Ling
Richard Hale OBE
Yong Ying-I
Dr Vichit Suraphongchai
Colin Au Fook Yew
Evert Henkes

Registered Office:

30 Hill Street #05-04
Singapore 179360

April 4, 2005

To: The Shareholders of
SembCorp Industries Ltd

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors of SCI are convening the EGM to be held on April 26, 2005 to seek Shareholders' approval for the following proposals

(a) the proposed modification to, and renewal of, the Shareholders Mandate;

(b) the proposed Capital Reduction and Cash Distribution; and

(c) the proposed modifications to the Share Plans.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

1.3 **SGX-ST.** The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed in this Circular.

2. THE PROPOSED MODIFICATION TO, AND RENEWAL OF, THE SHAREHOLDERS MANDATE

2.1 **Shareholders Mandate.** At the sixth annual general meeting ("**AGM**") of the Company held on April 30, 2004 (the "**2004 AGM**"), approval of the Shareholders was obtained for the renewal of a shareholders mandate (the "**Shareholders Mandate**") to enable the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9 of the Listing Manual) (the "**EAR Group**") to enter into certain interested person transactions (the "**Interested Person Transactions**") with the classes of interested persons (the "**Interested Persons**") as set out in the Shareholders Mandate. Particulars of the Shareholders Mandate are set out in a letter to Shareholders accompanying the notice convening of the 2004 AGM (the "**2004 Letter to Shareholders**") and the Appendix to the 2004 Letter to Shareholders.

The Shareholders Mandate was expressed to take effect until the conclusion of the next AGM of the Company, being the Seventh AGM which is scheduled to be held on April 26, 2005. Accordingly, the Directors propose that the Shareholders Mandate be renewed at the EGM, to take effect until the Eighth AGM of the Company.

2.2 **Proposed Modification to the Shareholders Mandate.** The Shareholders Mandate, as approved at the 2004 AGM, provided for Interested Person Transactions being carried out between the EAR Group with Interested Persons which included separate categories of Interested Persons classified as Temasek and its associates (excluding STPL and its associates) (the "**Temasek Group**") and STPL and its associates (the "**STPL Group**"). At the time of the renewal of the Shareholders Mandate at the 2004 AGM, STPL was a controlling shareholder of the Company holding approximately 39.02% of the issued share capital of the Company. Temasek, being the holding company of STPL, had an indirect interest in the Shares held by STPL.

On December 31, 2004, as a result of a restructuring exercise involving STPL, substantially all the shares in listed and unlisted companies and other assets held by STPL were transferred to Temasek. The shares which were transferred included all of the Shares held by STPL as well as shares in direct subsidiary companies of STPL which became direct subsidiaries of Temasek. Accordingly, with effect from December 31, 2004, STPL ceased to have any interests in Shares and ceased to be a controlling shareholder of the Company and Temasek now holds a direct interest in the Shares previously held by STPL.

Accordingly, it is proposed that the Shareholders Mandate be modified to delete references to STPL and the STPL Group.

Other than such modification, the particulars of the Interested Person Transactions in respect of which the Shareholders Mandate is sought to be renewed remain unchanged.

2.3 **Appendix 1.** Details of the Shareholders Mandate, including the rationale for, and the benefits to, the Company, the review procedures for determining transaction prices with interested persons and other general information relating to Chapter 9 of the Listing Manual, are set out in Appendix 1 to this Circular. The proposed modifications are lined for Shareholders' ease of reference.

2.4 **Audit Committee Statement.** The Audit Committee of the Company, comprising Messrs Lua Cheng Eng, K Shanmugam and Richard Hale OBE, confirms that:

(a) the methods or procedures for determining the transaction prices under the Shareholders Mandate have not changed since the 2004 AGM; and

(b) the methods or procedures referred to in paragraph 2.4(a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

3. THE PROPOSED CAPITAL REDUCTION AND CASH DISTRIBUTION

3.1 **Announcement.** On February 18, 2005, the Directors announced the Capital Reduction involving the cancellation of approximately 109.7 million Shares representing approximately 6% of the issued share capital of the Company as at February 17, 2005 and a Cash Distribution of S$1.95 for each Share cancelled pursuant to the Capital Reduction. The actual number of the Shares to be cancelled pursuant to the Capital Reduction may be adjusted, based on the issued share capital of the Company as at the Books Closure Date.

A copy of the Company's announcement is available on the website of the SGX-ST at www.sgx.com.

3.2 **The Proposed Capital Reduction and Cash Distribution.** The Company is proposing the Capital Reduction involving the cancellation of approximately 109.8 million Shares pursuant to which the Company will return to Shareholders S$1.95 for each Share which is cancelled. The price of S$1.95 for each Share so cancelled is based on a premium of 2.6% above the volume weighted average trading prices of the Shares traded on the SGX-ST for the five Market Days from (and including) February 11, 2005 to (and including) February 17, 2005.

Based on the issued share capital of the Company of approximately S$457.6 million comprising approximately 1,830.3 million Shares as at the Latest Practicable Date:

(a) an aggregate amount of approximately S$214 million will be returned to Shareholders pursuant to the Capital Reduction; and

(b) approximately 109.8 million Shares will be cancelled under the Capital Reduction.

The actual number of Shares to be cancelled pursuant to the Capital Reduction may be adjusted, based on the issued share capital of the Company as at the Books Closure Date.

3.3 **Options and Awards.** The Company has granted Options under the Share Option Scheme and the Share Option Plan which are exercisable into Shares. The Company has also granted Awards under the Performance Share Plan and the Restricted Stock Plan pursuant to which the Company may, subject to performance targets and/or conditions being fulfilled, deliver Shares, free of payment, to the holders of such Awards, either in the form of new Shares or existing Shares, upon the vesting of the Awards, or pay cash, rather than deliver Shares.

The actual number of Shares to be cancelled pursuant to the Capital Reduction will be based on the issued share capital of the Company as at the Books Closure Date, taking into account the issue of new Shares arising from the exercise of any Options and the vesting of Awards described above, on or before the Books Closure Date.

3.4 **Legal Steps involved in the Capital Reduction.** The Capital Reduction will involve the following legal steps and such legal steps are based, for illustrative purposes only, on an issued share capital of S$457.6 million or 1,830.3 million Shares, being the issued share capital of the Company as at the Latest Practicable Date:

(a) Approximately S$27.5 million of capital will be returned to Shareholders (that is, S$0.015 for every Share held by the Shareholders) by reducing the par value of the 1,830.3 million issued Shares from S$0.25 to S$0.235 each.

(b) The 1,830.3 million issued shares of par value S$0.235 each will be sub-divided into approximately 430.1 billion issued shares of par value S$0.001 each.

(c) The 430.1 billion issued shares of par value S$0.001 each will then be consolidated into approximately 1,720.5 million issued shares of par value S$0.25 each and any fraction of a share arising from such consolidation shall be disregarded as described in the paragraph below.

The resultant issued share capital of the Company following the steps in paragraphs (a), (b) and (c) above is approximately S$430.1 million comprising approximately 1,720.5 million Shares, being a reduction of 6% of the Company's issued and paid-up capital.

(d) Approximately S$164.7 million will be capitalised from the accumulated profits of the Company to allot and issue to the Shareholders, credited as fully paid-up, approximately 658.9 million new Shares ("**Additional Shares**") in the proportion of 6 Additional Shares for each issued and fully paid-up Share which is cancelled pursuant to paragraphs (a), (b) and (c) above.

(e) The Additional Shares shall thereafter immediately be cancelled in their entirety, and the approximate sum of S$164.7 million arising from such cancellation be returned to the respective holders of the Additional Shares on the basis of S$0.25 for each Additional Share so cancelled.

(f) The sum standing to the credit of the share premium account of the Company will be reduced by an approximate sum of S$22 million by returning S$0.20 in cash for each issued and fully paid-up Share which is cancelled pursuant to paragraphs (a), (b) and (c) above.

The result after completion of the above steps would be the reduction of the issued share capital of the Company by approximately 6% of the assumed issued share capital referred to above and the return of capital to Shareholders of an aggregate amount of S$1.95 per Share in cash for every Share cancelled pursuant to the Capital Reduction.

The figures set out in the above steps are subject to adjustments based on the issued share capital of the Company as at the Books Closure Date which may be increased as a result of the issue of new Shares arising from the exercise of Options and/or the vesting of Awards on or prior to the Books Closure Date.

All fractions of Shares arising from the implementation of the Capital Reduction as described in paragraph 3.4(c) above shall be aggregated and disposed of or dealt with by the Directors in such manner as they deem fit in the interests of the Company, and the net sale proceeds (if any) received by the Company from such disposal or dealing shall be donated to a charitable organisation selected by the Directors.

3.5 **Illustration.** The following illustrates the position of a Shareholder who holds 1,000 Shares as at the Books Closure Date:

	Shareholder with 1,000 Shares
Position pre-Capital Reduction	
Shares currently held	1,000
% of the issued share capital of SCI held	0.000054
Position post-Capital Reduction	
Shares cancelled pursuant to Capital Reduction	60
Shares held post-Capital Reduction	940
% of the issued share capital of SCI held	0.000054
Cash proceeds received (S$)	117.00

In summary, Shareholders will receive a cash distribution of S$117.00 for every 1,000 Shares held as at the Books Closure Date, while maintaining the same proportionate shareholding in the Company.

3.6 **Funds for the Capital Reduction.** On October 11, 2004, SembCorp Logistics Ltd ("**SCL**"), a subsidiary in which the Company holds an approximate shareholding of 60.45% as at the Latest Practicable Date, announced a proposed total distribution of S$1 billion (the "**SCL Distribution**") to its shareholders (which includes the Company) comprising S$750 million by way of a special dividend to be paid on January 4, 2005 and S$250 million by way of a capital reduction. On December 6, 2004, SCL announced the payment of the special dividend comprising a gross dividend of S$202.91 million (net: S$162.33 million) and a one tier tax exempt dividend of S$587.67 million and on March 7, 2005, SCL announced its proposed capital reduction and cash distribution of S$250 million.

On December 8, 2004, the Company announced the Distribution pursuant to which it would distribute approximately S$306 million to Shareholders from the proceeds which the Company will receive in respect of its share of the SCL Distribution. The Distribution would comprise:

(a) the Special Dividend of a gross amount equal to S$114 million (net dividend of S$91 million); and

(b) a cash distribution of approximately S$215 million by way of the Capital Reduction.

On January 4, 2005, SCI received from SCL a gross dividend of S$478 million (net: S$453 million). On January 7, 2005, the Company paid, by way of an interim dividend, the Special Dividend of a gross amount of S$114 million (which after deducting 20% income tax of approximately S$23 million, would result in a net dividend payment of S$91 million).

KPMG ("**KPMG**"), the auditors of the Company, has confirmed that as at March 31, 2005, the Company has adequate balances in its share premium and accumulated profits to effect the Cash Distribution pursuant to the Capital Reduction.

3.7 **Rationale for the Capital Reduction.** The Company is proposing the Capital Reduction for the following reasons:

(a) ***Returning Surplus Capital to Shareholders***

The Company has determined that, taking account of the reserves available to the Company in the form of cash and investible funds and the ongoing cash flow generated by its operating business, the current level of capital held by the Company is surplus to its requirements. The level of capital return has been determined to allow the Company to maintain sufficient capital reserves to support its business and to allow flexibility to pursue appropriate business opportunities, should such opportunities arise in the future.

The Company's financial position is expected to remain strong and the healthy cash flow generation is expected to be able to support debt repayments and fund new business opportunities.

The Capital Reduction allows a substantial cash distribution to be made to Shareholders, while enabling each Shareholder to maintain the same proportionate shareholding in the Company.

(b) ***Enhance shareholders' value***

Capital reduction achieves a permanent improvement in capital structure when shares are cancelled. On a proforma basis for the financial year ended December 31, 2004, the Capital Reduction is expected to increase the ROE of the Company from 21.33% to 22.61%, thereby increasing shareholders' value. EPS is expected to improve by 6.18% from 21.69 cents to 23.03 cents.

The Capital Reduction also allows the Company to efficiently return approximately S$214 million to its Shareholders allowing shareholders with a tax bracket lower than 20% to receive tax refunds.

(c) ***Utilisation of Tax Franking Credits***

Companies in Singapore have been given a deadline to utilise their respective tax franking credits accumulated up to December 31, 2002 under Section 44 of the Income Tax Act by December 31, 2007, after which the remaining unutilised tax franking credits will be forfeited.

As at December 31, 2004, the Company has a tax franking credits balance of approximately S$121 million. The Company had utilised approximately S$23 million for the payment of the Special Dividend on January 7, 2005. The Company will further utilise a maximum of S$43 million of its tax franking credits for the payment of a maximum amount of S$169 million (assuming an increase in the issued share capital of the Company as at the Books Closure Date arising from the exercise of any Options and/or the vesting of any Awards) for the Cash Distribution pursuant to the Capital Reduction. The Distribution (comprising both the Special Dividend and the Cash Distribution pursuant to the Capital Reduction) will result in a maximum utilisation of S$66 million or 55% of its tax franking credits as of December 31, 2004.

3.8 **Taxation. Shareholders should note that the following statements are not to be regarded as advice on the tax position of any Shareholder or on any tax implications arising from the Capital Reduction. Shareholders who are in doubt as to their respective tax positions or any such tax implications or who may be subject to tax in a jurisdiction outside Singapore should consult their own professional advisers.**

Section 10I of the Income Tax Act provides that where a Singapore resident company makes a payment to its shareholders upon a reduction of its share capital and such a capital reduction is made out of "contributed capital" of the company, the payment to the shareholders will be treated as a return of capital and not as a payment of dividend. For Singapore income tax purposes, a return of capital would generally be treated as capital in nature and would not be taxable to the shareholders in Singapore, except in certain cases, such as shareholders who are traders in securities or who have classified their investments as trading stocks, marketable securities or short-term investments.

In relation to the Cash Distribution to be made to Shareholders pursuant to the Capital Reduction:

(a) the amounts that are to be paid to Shareholders out of the share capital and the share premium account of the Company (being the sum of S$0.45 per Share cancelled) will likely be regarded as a return of capital and should not be treated as a distribution of dividend to Shareholders for purposes of Singapore income tax; and

(b) the amounts that are to be paid to Shareholders out of the accumulated profits of the Company (being the sum of S$1.50 per Share cancelled), will likely be deemed as a distribution of dividend to Shareholders.

Subject to the approval of Shareholders for the Capital Reduction and the approval of the Court for the Capital Reduction, each Shareholder will, through the annual dividend statement sent by CDP, be informed of the proportion of the Cash Distribution received by him as a return of capital and the proportion which is deemed as a distribution of dividend plus the tax deducted at source. Shareholders are generally not subject to tax on the proportion representing a return of capital unless they are traders in securities, or who have classified their investments as trading stocks, marketable securities or short-term securities. In respect of the amount deemed as a distribution of dividend, Shareholders may, subject to the circumstances of their respective tax affairs, be able to claim tax credit on the tax deducted at source when they file their respective tax returns in due course reporting the dividend received in the same manner as the usual types of dividends received.

3.9 **Conditions for the Capital Reduction.** The Capital Reduction is subject to, *inter alia*:

(a) the approval of Shareholders by way of a special resolution for the Capital Reduction at the EGM;

(b) the approval of the Court for the Capital Reduction; and

(c) all other relevant approvals and consents being obtained.

A copy of the Order of Court approving the Capital Reduction will subsequently be lodged with the Registrar of Companies and Businesses of Singapore.

3.10 **Payment Date.** On the lodgement of the office copy of the Order of Court confirming the Capital Reduction with the Registrar of Companies and Businesses of Singapore, the special resolution for the Capital Reduction shall take effect, and the Cash Distribution will be made thereafter. Subject to the conditions in paragraph 3.9 above being satisfied, it is currently expected that the amounts arising from the Capital Reduction will be paid to Shareholders by June 10, 2005.

3.11 **Suspension of Exercise of Options.** As stated in paragraph 3.9(b) above, the Capital Reduction is conditional upon, *inter alia,* the Court's approval of the Capital Reduction. At the final hearing of the Court, the Company may be required to determine the exact amount of paid-up capital and share premium that will be reduced and cancelled pursuant to the Capital Reduction. As the amount of paid-up capital and share premium to be reduced and cancelled is determined by reference to the number of issued Shares, this should be fixed immediately prior to the final hearing of the Court.

In order to do so, the exercise of Options will be suspended for a period to be determined by the Directors up to and including the Books Closure Date (both days inclusive).

3.12 **Financial Effects of the Distribution.** For illustrative purposes only, assuming the Capital Reduction was implemented on January 1, 2004, the financial effects of the Capital Reduction are set out below.

Share Capital

The effects of the Capital Reduction on the share capital of the Company based on the audited financial statements of the Company as at December 31, 2004, adjusted for 3,829,358 Shares issued pursuant to the exercise of Options between January 1, 2005 and the Latest Practicable Date, are as follows:

	Shares	Value S$'000
Authorised Capital		
Before and after the Capital Reduction	2,000,000,000	500,000
Issued and Paid-Up Capital		
As at December 31, 2004	1,826,489,385	456,623
Shares issued pursuant to the exercise of Options between 1 January 2005 and the Latest Practicable Date	3,829,358	957
As at Latest Practicable Date	1,830,318,743	457,580
Shares to be cancelled under the Capital Reduction	(109,819,125)	(27,455)
Adjusted issued and paid-up capital after the Capital Reduction	1,720,499,618	430,125

Shareholders' Funds

The effects of the Capital Reduction on the shareholders' funds of the Group and the Company as at December 31, 2004 based on the audited financial statements of the Group and Company as at December 31, 2004, adjusted for Shares issued pursuant to the exercise of Options between January 1, 2005 and the Latest Practicable Date, are as follows:

	GROUP			COMPANY		
(S$'000)	Audited 2004 financial statements	Adjusted before the Capital Reduction[1]	Proforma after the Capital Reduction	Audited 2004 financial statements	Adjusted before the Capital Reduction[1]	Proforma after the Capital Reduction
Share capital	456,623	457,580	430,125	456,623	457,580	430,125
Share premium	296,628	300,955	278,991	296,628	300,955	278,991
Merger reserve	29,201	29,201	29,201	–	–	–
Capital reserve	37,521	37,521	37,521	–	–	–
Currency translation reserve	30,196	30,196	30,196	–	–	–
Revenue reserve before Special Dividend	1,199,498	1,199,498	1,034,770	836,837	836,837	672,109
Special Dividend	(91,322)	(91,322)	(91,322)	(91,322)	(91,322)	(91,322)
Shareholders' funds	1,958,345	1,963,629	1,749,482	1,498,766	1,504,050	1,289,903

Note:

[1] Adjusted for 3,829,358 Shares issued pursuant to the exercise of Options between January 1, 2005 and the Latest Practicable Date.

Net Assets

The effects of the Capital Reduction on the net assets of the Group as at December 31, 2004 based on the audited financial statements of the Group as at December 31, 2004, adjusted for Shares issued pursuant to the exercise of Options between January 1, 2005 and the Latest Practicable Date, are as follows:

	GROUP		
	Audited 2004 financial statements	Adjusted before the Capital Reduction[1]	Proforma after the Capital Reduction
Net Assets before Special Dividend (S$'000)	2,049,667	2,054,951	1,840,804
Net Assets after Special Dividend (S$'000)	1,958,345	1,963,629	1,749,482
Number of issued and paid-up Shares ('000)	1,826,489	1,830,319	1,720,500
Net Assets per Share before Special Dividend ($)	1.12	1.12	1.07
Net Assets per Share after Special Dividend ($)	1.07	1.07	1.02

Note:

[1] Adjusted for 3,829,358 Shares issued pursuant to the exercise of Options between January 1, 2005 to the Latest Practicable Date.

EPS

The effects of the Capital Reduction on the EPS of the Group as at December 31, 2004 based on the audited financial statements of the Group as at December 31, 2004, adjusted for Shares issued pursuant to the exercise of Options between January 1, 2005 and the Latest Practicable Date, are as follows:

	GROUP		
	Audited 2004 financial statements	Adjusted before the Capital Reduction[1]	Proforma after the Capital Reduction
Profit after taxation and minority interests (S$'000)			
- before exceptional items	231,680	231,680	231,680
- after exceptional items	395,495	395,495	395,495
Weighted average number of issued and paid-up Shares ('000)	1,823,203	1,827,033[1]	1,717,214[2]
EPS (cents)			
- before exceptional items	12.71	12.68	13.49
- after exceptional items	21.69	21.65	23.03

Notes:

[1] Adjusted for 3,829,358 Shares issued pursuant to the exercise of Options between January 1, 2005 to the Latest Practicable Date and assumed issued on January 1, 2004.

[2] Assumes that the Capital Reduction was implemented on January 1, 2004.

Net Gearing

The effects of the Capital Reduction on the net gearing of the Group as at December 31, 2004 based on the audited financial statements of the Group as at December 31, 2004, adjusted for Shares issued pursuant to the exercise of Options between January 1, 2005 and the Latest Practicable Date, are as follows:

	GROUP		
	Audited 2004 financial statements	Adjusted before the Capital Reduction[1]	Proforma after the Capital Reduction
Net (Cash)/ Borrowings (S$'000)	(194,704)[2]	187,903[3]	402,050
Shareholders' Funds (including minority interests) (S$'000)	2,801,577	2,806,861	2,592,714
Net Gearing(4) (%)	–	0.07	0.16

Notes:

[1] Adjusted for 3,829,358 Shares issued pursuant to the exercise of Options between January 1, 2005 to the Latest Practicable Date.

[2] The Group's net cash position of approximately S$194 million includes the S$1.3 billion received by SCL from its disposal of a 20% shareholding in Kuehne & Nagel International.

[3] The Group's net borrowing position of S$188 million has taken into account the payment of the special dividend by SCL and the Company in early January 2005, as well as cash received pursuant to the exercise of Options between January 1, 2005 to the Latest Practicable Date.

(4) For the purposes of the above calculations:

"Net Gearing" means the ratio of net borrowings to the shareholders' funds, including minority interests; and

"Net (cash)/borrowings" means the aggregate borrowings from banks and financial institutions, net of cash.

(5) The above numbers have not taken into account the effects of the proposed capital reduction exercise by SCL, amounting to approximately S$250 million, as announced by SCL on October 11, 2004. If taken into account, the net effect to the Group's borrowings will increase by approximately S$99 million and the net gearing ratio will increase from 0.16 to approximately 0.20.

The proforma consolidated balance sheet of the Group before and after the Capital Reduction, based on the audited balance sheet as at December 31, 2004, is set out in Appendix 2 to this Circular.

3.13. **Administrative Procedures for the Capital Reduction.** The following paragraphs set out the administrative procedures for the Capital Reduction.

3.13.1 ***Books Closure Date***

Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date will be entitled to receive a Cash Distribution of S$1.95 for each Share cancelled based on the Shares held as at the Books Closure Date. The number of Shares which will be cancelled pursuant to the Capital Reduction will be the number equal to 6% of the Shares attributable to each Depositor upon the Capital Reduction taking effect. Any fraction of a Share arising from such cancellation will be disregarded and dealt with as described in paragraph 3.4 above.

Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date will be considered for purposes of the Capital Reduction on the basis of the number of such Shares registered in their names or standing to the credit of their Securities Accounts as at the Books Closure Date.

The Company will announce the Books Closure Date as soon as practicable after the EGM.

3.13.2 ***Shareholders holding Scrip Shares***

Shareholders who hold Shares registered in their own names in the Register of Members of the Company and who wish to deposit their Shares with CDP prior to the Books Closure Date must deliver their existing share certificates in respect of their Shares, together with the duly executed instruments of transfer in favour of CDP, tentatively by May 16, 2005 in order for their Securities Accounts maintained with CDP to be credited with the relevant Shares prior to the Books Closure Date. CDP will not accept the old share certificates in respect of Shares for deposit from May 17, 2005 to the Books Closure Date (both dates inclusive) for the purpose of the Capital Reduction.

3.13.3 ***Issue of New Share Certificates***

The following sets out the administrative procedures which the Company proposes to adopt to facilitate the issue of new share certificates arising from the Capital Reduction:

(a) The Company will cancel all old share certificates relating to the Shares in issue as at the Books Closure Date. The cancellation of the old share certificates will be made on the date on which the Capital Reduction takes effect.

(b) Upon the cancellation of the old share certificates as described in sub-paragraph (a) above, the Company will issue to Shareholders with Shares registered in their names in the Register of Members of the Company new share certificates in respect of the number of Shares to be held by such Shareholders consequent upon the Capital Reduction.

(c) In respect of Shareholders who have deposited their old share certificates with CDP by May 16, 2005, arrangements will be made with CDP for the new share certificates in respect of the Shares attributable to such Shareholders consequent upon the Capital Reduction to be issued to CDP.

(d) In respect of Shareholders with Shares standing to the credit of their Securities Accounts as at the Books Closure Date, no further action needs to be taken as arrangements will be made by the Company with CDP for all the old share certificates issued in the name of CDP or its nominee as at the Books Closure Date to be cancelled and for the new share certificates in respect of the Shares attributable to such Shareholders consequent upon the Capital Reduction to be issued to CDP or its nominee and deposited with CDP.

(e) Upon cancellation, the old share certificates shall be void and will cease to have any effect or be valid for any purpose.

(f) To facilitate the destruction of the old share certificates, Shareholders with Shares registered in their names in the Register of Members of the Company as at the Books Closure Date are encouraged to return to the Company's Share Registrar, M&C Services Pte Ltd, 138 Robinson Road #17-00, The Corporate Offfice, Singapore 068906 ("**Share Registrar**") their old share certificates in respect of such Shares.

However, whether or not the old share certificates in respect of such Shares are delivered to the Share Registrar, the old share certificates shall be cancelled and new share certificates will be issued to such Shareholders in respect of the Shares attributable to such Shareholders consequent upon the Capital Reduction. The new share certificates will be sent to them at their own risk by ordinary post within ten (10) Market Days from the Books Closure Date.

(g) Where the Shares are registered jointly in the names of several persons, the new share certificates in respect of the Shares attributable to such persons consequent upon the Capital Reduction shall be sent to the person whose name stands first in the Register of Members of the Company. Shareholders who wish to record any change in their registered address should notify the Share Registrar of such change before the Books Closure Date.

3.13.4 ***Payment of the Cash Distribution***

Payment of the Cash Distribution pursuant to the Capital Reduction will be made in the following manner:

(a) *Scripless Shareholders*

Shareholders who are Depositors and who have Shares standing to the credit of their Securities Accounts as at the Books Closure Date will have the cheques for payment of their respective entitlements to the Cash Distribution under the Capital Reduction despatched to them by CDP by ordinary post at their own risk by, tentatively, June 10, 2005. Alternatively, such Shareholders will have payment of their respective entitlements to the Cash Distribution under the Capital Reduction made in such other manner as they may have agreed with CDP for the payment of dividends or other distributions by, tentatively, June 10, 2005.

On or after the date on which the Capital Reduction take effect, CDP will debit Shares from the Securities Accounts of the Depositors based on the Shares standing to the credit of the Securities Accounts of the Depositors as at the Books Closure Date. The number of Shares which will be debited from the Securities Account of each Depositor will be the number equal to 6% of the Shares attributable to that Depositor consequent upon the Capital Reduction, with any fraction of a Share resulting from such cancellation to be disregarded and dealt with as described in paragraph 3.4 above.

(b) *Shareholders holding Scrip Shares*

Shareholders whose Shares are registered in the Register of Members of the Company as at the Books Closure Date will have the cheques for payment of their entitlements to the Cash Distribution under the Capital Reduction despatched to them, together with the new share certificates, by ordinary post at their own risk by, tentatively, June 10, 2005.

3.13.5 ***Odd Lots***

To minimise the problems arising from odd-lots as a result of the Capital Reduction, an application was made to the SGX-ST to include a new trading board lot size of 10 Shares per board lot. The SGX-ST has approved the listing and quotation for the Shares in board lots of 10 Shares for a period of 4 weeks starting from 9 a.m. on the first Market Day on which the Shares trade ex-entitlement to the Capital Reduction. After such period of 4 weeks, the Shares will trade in board lots of 1,000 Shares only. The approval of the SGX-ST referred to in this paragraph is not to be taken as an indication of the merits of the Capital Reduction.

4. THE PROPOSED MODIFICATIONS TO THE SHARE PLANS

4.1 **The Share Plans.** The Share Option Scheme was adopted on October 3, 1998, the date on which the amalgamation of Singapore Technologies Industrial Corporation Ltd and Sembawang Corporation Limited under the Company by way of a scheme of arrangement became effective (the "**1998 Scheme of Arrangement**"). At an extraordinary general meeting held on June 5, 2000 (the "**2000 EGM**"), Shareholders approved the adoption of the Share Option Plan to replace the Share Option Scheme which was terminated upon the adoption of the Share Option Plan but, notwithstanding such termination, the rights of holders of existing Options granted pursuant to the Share Option Scheme were not affected. In addition, Shareholders also approved the adoption of the Performance Share Plan and the Restricted Stock Plan.

The rules of the Share Option Scheme are set out in Appendix VII to the scheme document dated August 13, 1998 relating to the 1998 Scheme of Arrangement and were amended with the approval of Shareholders at the 2000 EGM. Summaries of the rules of the Share Option Plan, the Performance Share Plan and the Restricted Stock Plan are set out in the circular to shareholders dated May 12, 2000.

4.2 **The Proposed Modifications to the Share Plans.** The following provisions in the rules of the Share Plans are proposed to be modified:

4.2.1 ***Share Option Scheme***

Existing Rule 10(a) of the Share Option Scheme permits the Committee to adjust outstanding Options if a variation in the issued share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation or distribution) shall take place.

Existing Rule 10(a) of the Share Option Scheme requires any adjustment (except in relation to a capitalisation issue) to be confirmed in writing by the auditors of the Company to be, in their opinion, fair and reasonable.

Accordingly, subject to confirmation by the auditors of the Company that such adjustments are fair and reasonable, the Committee has the discretion to adjust outstanding Options as a consequence of the Capital Reduction.

However, Rule 10(a) currently does not allow any adjustments to be made in the event of a declaration of a special dividend (whether in cash or in specie). Normally, such a declaration does not involve a variation in the issued share capital of the Company. It is proposed that Rule 10(a) be modified to give the Committee the discretion to adjust outstanding Options in the event that the Company makes a declaration of a special dividend (whether interim or final or whether in cash or in specie). Any determination by the Committee as to whether to make an adjustment and if so, the manner in which such adjustment should be made, would have to be confirmed by the auditors of the Company to be fair and reasonable, and comply with Listing Rule 850(2).

4.2.2 *Share Option Plan*

Existing Rule 11.1 of the Share Option Plan permits the Committee to adjust outstanding Options if a variation in the issued share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place.

Existing Rule 11.3 of the Share Option Plan requires any adjustment (except in relation to a capitalisation issue) to be confirmed in writing by the auditors of the Company to be, in their opinion, fair and reasonable.

Accordingly, subject to confirmation by the auditors of the Company that such adjustments are fair and reasonable, the Committee has the discretion to adjust outstanding Options as a consequence of the Capital Reduction.

However, Rule 11.1 currently does not allow any adjustments to be made in the event of a declaration of a special dividend (whether in cash or in specie). Normally, such a declaration does not involve a variation in the issued share capital of the Company. It is proposed that Rule 11.1 be modified to give the Committee the discretion to adjust outstanding Options in the event that the Company makes a declaration of a special dividend (whether interim or final or whether in cash or in specie). Any determination by the Committee as to whether to make an adjustment and if so, the manner in which such adjustment should be made, would have to be confirmed by the auditors of the Company to be fair and reasonable, and comply with Listing Rule 850(2).

4.2.3 *Performance Share Plan and Restricted Stock Plan*

Existing Rules 9.1 of the Performance Share Plan and the Restricted Stock Plan permit the Committee to adjust outstanding Awards if a variation in the issued share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place.

Existing Rules 9.3 of the Performance Share Plan and the Restricted Stock Plan require any adjustment (except in relation to a capitalisation issue) to be confirmed in writing by the auditors of the Company to be, in their opinion, fair and reasonable.

Accordingly, subject to confirmation by the auditors of the Company that such adjustments are fair and reasonable, the Committee has the discretion to adjust outstanding Awards as a consequence of the Capital Reduction.

However, Rules 9.1 of the Performance Share Plan and the Restricted Stock Plan currently do not allow any adjustments to be made in the event of a declaration of a special dividend (whether in cash or in specie). Normally, such a declaration does not involve a variation in the issued share capital of the Company. It is proposed that

Rules 9.1 of the Performance Share Plan and the Restricted Stock Plan be modified to give the Committee the discretion to adjust outstanding Awards in the event that the Company makes a declaration of a special dividend (whether interim or final or whether in cash or in specie). Any determination by the Committee as to whether to make an adjustment and if so, the manner in which such adjustment should be made, would have to be confirmed by the auditors of the Company to be fair and reasonable, and comply with Listing Rule 850(2).

4.3 **Rationale for the Proposed Modifications.** Pursuant to the rules of the Share Plans, the Committee has the discretion to adjust outstanding Options and (as the case may be) Awards in the event of a variation in the issued share capital of the Company by reason of, *inter alia,* any reduction in its share capital. Accordingly, as stated above, the Committee has the discretion to adjust outstanding Options and/or Awards if the Capital Reduction is undertaken.

However, the Committee does not currently have the discretion to determine whether an adjustment should be made where the interests of holders of Options and/or Awards are diluted due to a declaration of a special dividend (whether in cash or in specie).

The proposed modifications to Rule 10(a) of the Share Option Scheme, Rule 11.1 of the Share Option Plan and Rules 9.1 of the Performance Share Plan and the Restricted Stock Plan will give the Committee the ability to determine whether an adjustment should be made (and if so, the manner in which it should be made) where the interests of holders of Options and/or Awards are diluted due to a declaration of a special dividend (whether in cash or in specie).

While the Committee may have such discretion, any adjustment would have to be confirmed by the auditors of the Company to be fair and reasonable and cannot be made in a way that would confer a benefit not received by Shareholders as required in Listing Rule 850(2).

4.4 **Appendix 3.** The proposed modifications to the Share Plans are set out in Appendix 3 to this Circular. The proposed modifications are subject to Shareholders' approval at the EGM, as well as the prior approval of the SGX-ST. The SGX-ST has granted its in-principle approval for the listing of, and quotation for, the new Shares arising from the exercise of Options or the vesting of Awards (as the case may be) under the modified Share Plans, subject to the approval of Shareholders to the proposed modifications to the Share Plans at the EGM. The in-principle approval of the SGX-ST is in no way reflective of the merits of the Share Plans, the proposed modifications to the Share Plans or the Company.

5. THE PROPOSED ADJUSTMENTS TO OUTSTANDING OPTIONS

5.1 **The Distribution.** On October 11, 2004, SCL announced the SCL Distribution involving a proposed total distribution of S$1 billion to its shareholders (which includes the Company) comprising S$750 million by way of a special dividend (which was paid on January 4, 2005) and S$250 million by way of a capital reduction. On December 8, 2004, the Company announced the proposed Distribution pursuant to which it would distribute approximately S$306 million to Shareholders from the proceeds which the Company will receive in respect of its share of the SCL Distribution.

The Company has paid to Shareholders the Special Dividend on January 7, 2005 by way of an interim dividend. The Company is proposing the Capital Reduction for the approval of Shareholders at the EGM.

5.2 **Proposed Adjustments to Options by reason of the Special Dividend.** The Company is proposing the modifications to Rule 10(a) of the Share Option Scheme and Rule 11.1 of the Share Option Plan for the approval of Shareholders at the EGM. As the Company considered that the receipt by the Company of its share of the SCL Distribution and the Distribution by the

Company to its own Shareholders by way of the Special Dividend and the proposed Capital Reduction are extraordinary events, PwCCF was appointed the independent financial adviser to the Directors to advise whether it is fair to adjust the subscription prices and/or the number of Shares comprised in the outstanding Options as a result of the Special Dividend and the proposed methods for such adjustments, if applicable, if the proposed modifications to Rule 10(a) of the Share Option Scheme and Rule 11.1 of the Share Option Plan are approved by Shareholders at the EGM.

A copy of the letter dated April 4, 2005 from PwCCF (the "**IFA Letter**") setting out its Option Adjustment Opinion and the Proposed Adjustment Methods is set out in Appendix 4 to this Circular.

The opinion of PwCCF, the proposed adjustment methods (the "**Proposed Adjustment Methods**") and the determination of the Committee are described below.

5.2.1 ***Opinion of PwCCF***

Taking into consideration all the factors set out in the IFA Letter and subject to the assumptions and qualifications set out therein and the circumstances prevailing as at the Latest Practicable Date, PwCCF is of the opinion that, as at the Latest Practicable Date, it is fair to adjust the subscription prices comprised in the outstanding Options as a result of the Special Dividend and that the Proposed Adjustment Methods are the Absolute Method and the Black-Scholes Method, both as described in paragraph 6.2 below.

5.2.2 ***Proposed Adjustment Method***

Taking into account the opinion of PwCCF and the Proposed Adjustment Methods proposed by PwCCF, the Committee has determined that it would be appropriate to make adjustments to the subscription prices of the outstanding Options granted under the Share Option Scheme and the Share Option Plan.

The objectives of the Committee in determining which Proposed Adjustment Method to adopt are as follows:

(i) in order to be fair and reasonable to the Shareholders, the adjustment method chosen should not accord the holders of Options any more benefits than those received by Shareholders; and

(ii) the chosen method should be easy to implement.

Accordingly, the Committee has determined to use the Absolute Method as set out below in adjusting the subscription prices of the outstanding Options:

$$\mathbf{X_1 = X_0 - D}$$

where:

X_0 = the existing Option subscription price;

X_1 = the adjusted Option subscription price; and

D = the amount of Special Dividend (net) attributable to each Share.

If applied, the adjustment method would result in the subscription prices of the outstanding Options to be adjusted as follows:

Date of Grant	Current Subscription Price (S$)	Adjusted Subscription Price (S$)
26.06.2000	1.990	1.940
24.07.2000	2.260	2.210
24.07.2000	2.120	2.070
19.04.2001	1.550	1.500
07.05.2002	1.590	1.540
17.10.2002	0.980	0.930
02.06.2003	1.140	1.090
18.11.2003	1.290	1.240
17.05.2004	1.350	1.300
22.11.2004	1.520	1.470

In arriving at its decision, the Committee has taken the following factors into consideration:

(a) The Share Option Scheme and the Share Option Plan were established with the objective of giving the participants thereof a stronger and more lasting sense of identification with the Company. These plans were also intended to attract and retain employees and provide participants who are in the employment of the Group with incentives to reach higher standards of performance and to encourage greater dedication and loyalty.

(b) The outstanding Options are principally held by participants who are still in the employment of the Group. It is important that the participants remain motivated and contribute towards the prosperity of the Group, thereby contributing towards shareholder value.

(c) The receipt by the Company of its share of the SCL Distribution and the Distribution by the Company to its own Shareholders by way of the Special Dividend are extraordinary events which merit an adjustment to the subscription prices of the outstanding Options.

(d) There are precedents of other companies listed on the SGX-ST which, having the ability to do so under their respective share option schemes, have made adjustments to outstanding options granted under their respective share option schemes where a special dividend has been declared.

KPMG, the auditors of the Company, has confirmed such adjustments to be, in its opinion, fair and reasonable.

Accordingly, subject to the approval of Shareholders to the proposed modifications to Rule 10(a) of the Share Option Scheme and Rule 11.1 of the Share Option Plan, the subscription prices of outstanding Options will be adjusted in the manner stated above.

5.3 **No Adjustments to Options by reason of the Capital Reduction.** Existing Rule 10(a) of the Share Option Scheme and existing Rule 11.1 of the Share Option Plan permit the Committee to adjust outstanding Options if a variation in the issued share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation or distribution) shall take place.

Accordingly, subject to confirmation by the auditors of the Company that such adjustments are fair and reasonable, the Committee has the discretion to adjust outstanding Options as a consequence of the Capital Reduction.

However, the Company has determined that no adjustments shall be made to the subscription prices of outstanding Options unexercised as at the Books Closure Date by reason of the Capital Reduction.

5.4 **No Adjustments to Awards.** Existing Rules 9.1 of the Performance Share Plan and the Restricted Stock Plan permit the Committee to adjust outstanding Awards if a variation in the issued share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place. Accordingly, subject to confirmation by the auditors of the Company that such adjustments are fair and reasonable, the Committee has the discretion to adjust outstanding Awards as a consequence of the Capital Reduction. However, the Committee has determined that no adjustments shall be made to the number of Shares comprised in outstanding Awards by reason of the Capital Reduction.

As stated in paragraph 4.2.3 above, it is proposed that Rules 9.1 of the Performance Share Plan and the Restricted Stock Plan be modified to give the Committee the discretion to adjust outstanding Awards in the event that the Company makes a declaration of a special dividend (whether interim or final or whether in cash or in specie). Any determination by the Committee as to whether to make an adjustment and if so, the manner in which such adjustment should be made, would have to be confirmed by the auditors of the Company to be fair and reasonable, and comply with Listing Rule 850(2). Notwithstanding the modifications to Rules 9.1 of the Performance Share Plan and the Restricted Stock Plan, if approved by Shareholders at the EGM, the Committee has also determined that no adjustments shall be made to the number of Shares comprised in outstanding Awards by reason of the Special Dividend.

5.5 **Details of Existing Options and Adjustments.** As at the Latest Practicable Date, there were outstanding and unexercised Options granted under the Share Option Scheme and the Share Option Plan to subscribe for up to an aggregate of 63,134,131 Shares, representing approximately 3.4% of the issued share capital of the Company.

Details of outstanding Options as at the Latest Practicable Date and the adjusted subscription prices in respect of such Options are as follows:

Date of Grant	Exercise Period	Number of Shares comprised in outstanding Options	Current Exercise Price (S$)	Adjusted Exercise Price (S$)
26.06.2000	27.06.2001 - 26.06.2005	696,000	1.990	1.940
26.06.2000	27.06.2001 - 26.06.2010	8,836,125	1.990	1.940
24.07.2000	20.05.2001 - 19.05.2009	5,440,788	2.260	2.210
24.07.2000	16.09.2001 - 15.09.2009	161,747	2.120	2.070
19.04.2001	20.04.2002 - 19.04.2006	733,750	1.550	1.500
19.04.2001	20.04.2002 - 19.04.2011	9,121,376	1.550	1.500
07.05.2002	08.05.2003 - 07.05.2007	385,500	1.590	1.540
07.05.2002	08.05.2003 - 07.05.2012	6,085,100	1.590	1.540
17.10.2002	18.10.2003 - 17.10.2007	273,000	0.980	0.930
17.10.2002	18.10.2003 - 17.10.2012	3,568,175	0.980	0.930
02.06.2003	03.06.2004 - 02.06.2008	298,250	1.140	1.090
02.06.2003	03.06.2004 - 02.06.2013	5,259,876	1.140	1.090
18.11.2003	19.11.2004 - 18.11.2008	315,250	1.290	1.240
18.11.2003	19.11.2004 - 18.11.2013	5,699,694	1.290	1.240
17.05.2004	18.05.2005 - 17.05.2009	313,500	1.350	1.300
17.05.2004	18.05.2005 - 17.05.2014	7,870,000	1.350	1.300
22.11.2004	23.11.2005 - 22.11.2009	313,500	1.520	1.470
22.11.2004	23.11.2005 - 22.11.2014	7,762,500	1.520	1.470

The adjustment to the subscription prices of outstanding Options arising from the Special Dividend is five cents.

5.6 **Financial Effects.** The proposed adjustments to the Options will have no material financial effect on the profit and loss and balance sheet of the Company.

6. INDEPENDENT FINANCIAL ADVISER'S OPINION

6.1 **Independent Financial Adviser.** PwCCF has been appointed the independent financial adviser to advise the Directors on whether it is fair to adjust the subscription prices and/or the number of Shares comprised in the outstanding Options as a result of the Special Dividend (the "**Option Adjustment Opinion**") and the proposed methods for such adjustments to be made to the subscription prices and/or the number of shares comprised in the outstanding Options, if applicable (the "**Proposed Adjustment Methods**").

A copy of the IFA Letter from PwCCF setting out its Option Adjustment Opinion and the Proposed Adjustment Methods is set out in Appendix 4 to this Circular.

6.2 **Opinion of PwCCF.** Taking into consideration all the factors set out in the IFA Letter and subject to the assumptions and qualifications set out therein and the circumstances prevailing as at the Latest Practicable Date, PwCCF is of the opinion that, as at the Latest Practicable Date, it is fair to adjust the subscription prices comprised in the outstanding Options as a result of the Special Dividend and that the Proposed Adjustment Methods are as follows:

(a) ***Absolute Method***

$$X_1 = X_0 - D$$

where:

X_0 = the existing Option subscription price;

X_1 = the adjusted Option subscription price; and

D = the amount of Special Dividend (net) attributable to each Share.

(b) ***Black-Scholes Method***

The Black-Scholes Method is set out below.

Value of Option $= S_0 e^{-pT} N(d_1) - X_0 e^{-rT} N(d_2)$

$$d_1 = \frac{\ln(S_0/X_0) + [\,r - p + \sigma^2/2]T}{\sigma T^{1/2}}$$

$$d_2 = d_1 - \sigma T^{1/2}$$

where:

S_0 = Share price on Book Closure Date;

X_0 = the existing Option subscription price;

p = the expected continuously compounded annual dividend yield;

r = the risk free annual rate of return;

T = the number of years to expiration of the Option;

σ = the volatility of returns on the Shares; and

$N(d_1)$ and $N(d_2)$ represent the value of the normal distribution function for the values d_1 and d_2.

Immediately following the Special Dividend, the value of the Options will decline since the Share price is expected to decline by the amount of Special Dividend declared per Share. Therefore, in order to ensure that the value of the Options remain the same following the Special Dividend, the subscription price of the Options need to be adjusted downwards.

This adjusted subscription price for the Options can be obtained through a process of iteration by keeping all other parameters in the Black-Scholes Method the same and only replacing S_0 by S_1 and X_0 by X_1, such that the value of the Outstanding Options is restored, where:

$S_1 = S_0 - D$

X_1 = adjusted subscription price

PwCCF has discussed the Proposed Adjustment Methods with the Committee and it understands that the Committee's objectives are as follows:

(i) in order to be fair and reasonable to the Shareholders, the adjustment method chosen should not accord the holders of Options any more benefits than those received by Shareholders; and

(ii) the chosen method should be easy to implement.

PwCCF notes that the Absolute Method meets the aforesaid objectives of the Committee and accordingly, PwCCF proposes that the Committee uses the Absolute Method as set out above for the adjustment of the subscription prices of the outstanding Options.

7. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

7.1 **Directors' Interests.** As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

	Number of Shares				Number of Shares comprised in outstanding Options/Awards
Director	**Direct Interest**	**%**	**Deemed Interest**	**%**	
Peter Seah Lim Huat	–	–	–	–	700 ,000
Lua Cheng Eng	–	–	–	–	630,000
K Shanmugam	–	–	–	–	350,000
Tetsuro Kawakami	10,000	nm[1]	–	–	175,000
Goh Geok Ling	125,000	nm[1]	140,000[2]	nm[1]	205,000
Richard Hale OBE	–	–	–	–	280,000
Yong Ying-I	–	–	–	–	–
Dr Vichit Suraphongchai	–	–	–	–	52,500
Colin Au Fook Yew	–	–	–	–	27,000
Evert Henkes	–	–	–	–	24,000

Notes:

(1) Not meaningful.

(2) Goh Geok Ling is deemed to be interested in the 140,000 Shares held by his spouse and a company in which he has a deemed interest of 20% or more.

7.2 **Substantial Shareholder's Interests.** As at the Latest Practicable Date, the interests of the substantial Shareholder in Shares as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares			
Substantial Shareholder	**Direct Interest**	**%**	**Deemed Interest**	**%**
Temasek	926,808,860	50.64	12,245,000[1]	0.67

Note:

[1] Temasek is deemed to be interested in the 12,245,000 Shares held by its subsidiaries.

7.3 **Abstention from voting**. Peter Seah Lim Huat and Colin Au Fook Yew who hold advisory positions in Temasek will abstain from voting their shareholdings, if any, in respect of Resolution 1, being the Ordinary Resolution relating to the proposed modification to, and renewal of, the Shareholders Mandate at the EGM. Temasek, being an Interested Person (as described in paragraph 5.1 of Appendix 1 to this Circular), will abstain from voting, and will procure that its associates will also abstain from voting, their respective shareholdings, if any, in respect of Resolution 1 at the EGM.

As of the Latest Practicable Date, all of the Directors (except for Yong Ying-I) hold Options under the Share Option Schemes and/or (as the case may be) the Share Option Plan. Accordingly, all of the Directors (except for Yong Ying-I) shall abstain from voting his Shares, if any, in respect of Resolution 3, being the Ordinary Resolution relating to the proposed modifications to the Share Plans at the EGM. Each such Director shall also decline to accept appointment as proxies for any Shareholder to vote in respect of Resolution 3, unless the Shareholder concerned shall have given instructions in his proxy form as to the manner in which his votes are to be cast in respect of Resolution 3.

8. DIRECTORS' RECOMMENDATIONS

8.1 **Proposed Renewal of the Shareholders Mandate.** The Directors who are considered independent for the purposes of the proposed renewal of the Shareholders Mandate are Lua Cheng Eng, K Shanmugam, Tetsuro Kawakami, Goh Geok Ling, Richard Hale OBE, Yong Ying-I, Vichit Suraphongchai and Evert Henkes (the "**Independent Directors**"). The Independent Directors are of the opinion that the entry into of the Interested Person Transactions between the EAR Group (as described in paragraph 2.2 of Appendix 1 to this Circular) and those Interested Persons (as described in paragraph 5.1 of Appendix 1 to this Circular) in the ordinary course of its business will be entered into to enhance the efficiency of the EAR Group and are in the best interests of the Company.

For the reasons set out in paragraphs 2, 4 and 6 of Appendix 1 to this Circular, the Independent Directors recommend that Shareholders vote in favour of Resolution 1, being the Ordinary Resolution relating to the proposed modification to, and renewal of, the Shareholders Mandate at EGM.

8.2 **The Proposed Capital Reduction.** The Directors are of the opinion that the Capital Reduction is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Special Resolution relating to the proposed Capital Reduction at the EGM.

8.3 **The Proposed Modifications to the Share Plans.** Yong Ying-I, who does not hold any Options or Awards, having regard to the opinion of PwCCF, is of the opinion that the proposed modifications to the Share Plans are in the best interests of the Company. Accordingly, she recommends that Shareholders vote in favour of Resolution 3, being the Ordinary Resolution relating to the proposed modifications to the Share Plans.

9. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 60 to 62 of this Circular, will be held at The Theatrette, 60 Admiralty Road West, Singapore 759947 on April 26, 2005 at 11.20 a.m. (or as soon thereafter or as soon thereafter following the conclusion or adjournment of the Seventh Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing, with or without any modifications, the Ordinary and Special Resolutions set out in the Notice of EGM.

10. ACTION TO BE TAKEN BY SHAREHOLDERS

10.1 **Abstention from voting.** As required under Listing Rule 859, any Shareholder who is eligible to participate in the Share Plans (such as employees of the Company and its subsidiaries) must abstain from voting in the EGM in respect of Resolution 3, being the Ordinary Resolution relating to the proposed modifications to the Share Plans. Such Shareholder should also decline to accept appointment as proxies for any Shareholder to vote in respect of Resolution 3, unless the Shareholder concerned shall have given instructions in his proxy form as to the manner in which his votes are to be cast in respect of Resolution 3.

10.2 **Appointment of Proxies.** Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote on their behalf, should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 not later than 48 hours before the time fixed for the EGM. The completion and return of the proxy form by a Shareholder will not prevent him from attending and voting in person at the EGM in place of his proxy if he wishes to do so.

10.3 **When Depositor regarded as Shareholder.** A Depositor shall not be regarded as a Shareholder entitled to attend and vote at the EGM unless he is shown to have Shares entered against his name in the Depository Register as at 48 hours before the time fixed for holding the EGM, as certified by CDP to the Company.

11. CONSENTS

11.1 **KPMG.** KPMG has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its name and its letters of confirmation to the Company dated April 4, 2005 relating to the adequacy of balances in the Company's share premium and accumulated profits to effect the Capital Reduction and the adjustments to the exercise prices of the outstanding Options granted under the Share Option Scheme and the Share Option Plan, and all references thereto, in the form and context in which they appear in this Circular.

11.2 **PwCCF.** PwCCF has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its name and its IFA Letter and all references thereto, in the form and context in which they appear in this Circular.

12. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Annual Report of the Company for the financial year ended December 31, 2004;

(b) the Share Plans;

(c) the letters of confirmation from KPMG to the Company dated April 4, 2005;

(d) the IFA Letter set out in Appendix 4 to this Circular; and

(f) the letters of consent of KPMG and PwCCF referred to in paragraph 11 above.

13. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been reviewed and approved by all the Directors and they (including those who have delegated detailed supervision of this Circular) collectively and individually accept responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, that the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors
SembCorp Industries Ltd

Peter Seah Lim Huat
Chairman

APPENDIX 1

THE SHAREHOLDERS MANDATE

1. Chapter 9 of the Listing Manual

1.1 Chapter 9 of the listing manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") governs transactions by a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be at-risk, with the listed company's interested persons. When this Chapter applies to a transaction and the value of that transaction alone or on aggregation with other transactions conducted with the interested person during the financial year reaches, or exceeds, certain materiality thresholds, the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for that transaction.

1.2 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and hence are excluded from the ambit of Chapter 9, immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated net tangible assets ("**NTA**")) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or which exceeds:

(a) 5 per cent of the listed company's latest audited consolidated NTA; or

(b) 5 per cent of the listed company's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as such term is construed under Chapter 9 of the Listing Manual) during the same financial year.

1.3 Based on the latest audited consolidated accounts of SembCorp Industries Ltd ("**SembCorp Industries**") and its subsidiaries (the "**SembCorp Group**") for the financial year ended December 31, 2004, the consolidated NTA of the SembCorp Group was S$1,803,872,000. In relation to SembCorp Industries, for the purposes of Chapter 9, in the current financial year and until such time that the consolidated audited accounts of the SembCorp Group for the year ending December 31, 2005 are published, 5 per cent of the latest audited consolidated NTA of the SembCorp Group would be S$90,193,600.

1.4 Chapter 9 of the Listing Manual permits a listed company, however, to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

1.5 Under the Listing Manual:

(a) an "**entity at risk**" means:

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(b) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

(c) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30 per cent or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30 per cent or more;

(d) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9; and

(e) an "**interested person transaction**" means a transaction between an entity at risk and an interested person.

2. Rationale for the Shareholders Mandate

2.1 It is envisaged that in the ordinary course of their businesses, transactions between companies in the EAR Group (as defined below) and SembCorp Industries' interested persons are likely to occur from time to time. Such transactions would include, but are not limited to, the provision of goods and services in the ordinary course of business of the EAR Group to SembCorp Industries' interested persons or the obtaining of goods and services from them.

2.2 In view of the time-sensitive nature of commercial transactions, the renewal of the mandate (the "**Shareholders Mandate**") pursuant to Chapter 9 of the Listing Manual will enable:

(a) SembCorp Industries;

(b) subsidiaries of SembCorp Industries (excluding subsidiaries listed on the SGX-ST or an approved exchange); and

(c) associated companies of SembCorp Industries (other than an associated company that is listed on the SGX-ST or an approved exchange) over which the SembCorp Group, or the SembCorp Group and interested person(s) of SembCorp Industries has or have control,

(together, the "**EAR Group**"), or any of them, in the ordinary course of their businesses, to enter into the categories of transactions ("**Interested Person Transactions**") set out in paragraph 6.1 below with the specified classes of SembCorp Industries' interested persons (the "**Interested Persons**") set out in paragraph 5.1 below, provided such Interested Person Transactions are made on normal commercial terms.

3. Scope of the Shareholders Mandate

3.1 The EAR Group engages in a wide range of activities which include the following principal activities for which the renewal of the Shareholders Mandate is being sought:

(a) utilities activities ("**Utilities Activities**"), undertaken by SembCorp Utilities Pte Ltd ("**Semb Utilities**"), relating to *inter alia* the business of:

(i) providing a range of utilities and support services, such as steam, cooling water, high grade industrial water, wastewater treatment, hazardous waste management and incineration services and terminalling facilities;

(ii) importing and retailing natural gas in Singapore;

(iii) power generation and supply; and

(iv) production and supply of specialised chemical feedstock;

(b) engineering and construction activities ("**Engineering and Construction Activities**"), undertaken by SembCorp Engineers and Constructors Pte Ltd ("**Semb E&C**"), relating to *inter alia* the business of providing design-and-build engineering and construction services, with core capabilities ranging from building construction, civil engineering, infrastructure works and process and plant engineering; and

(c) environmental engineering activities ("**Environmental Engineering Activities**"), undertaken by SembCorp Environmental Management Pte Ltd (formerly known as SembCorp Waste Management Pte Ltd) ("**Semb Enviro**"), relating to *inter alia* the business of:

(i) waste collection and transportation;

(ii) landfilling;

(iii) incineration with energy recovery ;

(iv) industrial cleaning;

(v) recycling and re-use; and

(vi) consultancy and engineering.

3.2 In addition, the Shareholders Mandate also includes certain other activities of the SembCorp Group apart from those listed in paragraph 3.1 above ("**Other Activities**"), undertaken by various other companies in the EAR Group, relating to *inter alia* the business of:

(a) investing, owning, operating and managing industrial parks;

(b) investing in and management of development properties, hotels and resorts; and

(c) designing and minting of circulation coins, production of commemorative issues, and sale of numismatic items.

3.3 The Shareholders Mandate does not cover any transaction by a company in the EAR Group with an Interested Person that is below $100,000 in value as the threshold and aggregation requirements of Chapter 9 of the Listing Manual would not apply to such transactions.

3.4 Transactions with interested persons (including the Interested Persons) that do not fall within the ambit of the Shareholders Mandate will be subject to the relevant provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

4. Benefit to Shareholders

The Shareholders Mandate (and its subsequent renewal thereafter on an annual basis) will enhance the ability of companies in the EAR Group to pursue business opportunities which are time-sensitive in nature, and will eliminate the need for SembCorp Industries to announce, or to announce and convene separate general meetings on each occasion to seek Shareholders' prior approval for the entry by the relevant company in the EAR Group into, such transactions. This will substantially reduce the expenses associated with the convening of general meetings on an *ad hoc* basis, improve administrative efficacy considerably, and allow manpower resources and time to be channeled towards attaining other corporate objectives.

5. Classes of Interested Persons

5.1 The Shareholders Mandate applies to the Interested Person Transactions (as described in paragraph 6.1 below) which are carried out with the following classes of Interested Persons:

(a) Temasek Holdings (Private) Limited and its associates ~~(excluding Singapore Technologies Pte Ltd ("**STPL**") and its associates)~~ (the "**Temasek Group**"); <u>and</u>

~~(b) STPL and its associates (the "**STPL Group**"); and~~

~~(c)~~<u>(b)</u> Directors, Chief Executive Officer(s) and controlling shareholders of SembCorp Industries (other than the controlling shareholder~~s~~ described in sub-paragraph~~s~~ (a) ~~and (b)~~ above) and their respective associates.

5.2 Transactions with Interested Persons which do not fall within the ambit of the Shareholders Mandate shall be subject to the relevant provisions of Chapter 9 of the Listing Manual.

6. Categories of Interested Person Transactions

6.1 The Interested Person Transactions with the Interested Persons (as described in paragraph 5.1 above) which are covered by the Shareholders Mandate and the benefits to be derived therefrom are set out below:

6.1.1 **General Transactions**

This category relates to general transactions ("**General Transactions**") in connection with the provision to, or the obtaining from, Interested Persons of products and services in the normal course of business of the EAR Group (as more particularly described in paragraphs 3.1 and 3.2 above) or which are necessary for the day-to-day operations of the EAR Group comprising the following:

(a) <u>Utilities Activities</u>

The products and services under this sub-category are:

(i) the provision or obtaining of natural gas for the generation of electricity and the production of steam, chemical feedstock and heating;

(ii) the provision or obtaining of electricity and steam;

(iii) the provision of centralised utilities, terminalling, industrial water treatment and management services;

(iv) the obtaining of engineering, procurement and construction services to build infrastructure facilities in connection with the provision or supply of utilities;

(v) the provision of industrial water;

(vi) the provision or obtaining of hazardous waste management and incineration services;

(vii) the provision of materials used as feedstocks for the production of petroleum products;

(viii) the obtaining of hedging services in connection with the purchase or the provision of utilities; and

(ix) the provision or the obtaining of such other products (including but not limited to fuel oil) and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to (viii) above.

The transactions set out in sub-paragraphs (i) to (vii) arise in the normal course of business of Semb Utilities, while those set out in sub-paragraphs (viii) and (ix) are necessary for the day-to-day operations of Semb Utilities.

(b) Engineering and Construction Activities

The products and services under this sub-category are:

(i) the provision or obtaining of engineering, procurement, construction and management services for turnkey projects and construction services (including retrofitting and renovation);

(ii) the provision or obtaining of design consultancy services (covering architectural, structural, mechanical, process, civil, electrical, land surveying and quantity surveying);

(iii) the sale or purchase of building materials;

(iv) the provision or obtaining of building, engineering and technical services;

(v) the leasing and rental (as lessor and lessee) of plant and equipment used in connection with services provided;

(vi) the leasing and rental (as lessor and lessee) of vessels, tug boats and barges used in connection with services provided;

(vii) the obtaining of ship modification, management, repair and maintenance services and pilotage services in connection with services provided;

(viii) the obtaining or the purchase of electronic and engineering equipment, construction plant and equipment, computer maintenance and systems and insurances;

(ix) the provision or obtaining of land and sea transportation, freight services, warehousing and logistics services;

(x) the provision or obtaining of property management, property security and building maintenance services;

(xi) the obtaining of commodity hedging services in respect of the purchase of commodities used for the purposes of the business activities; and

(xii) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to (xi) above.

The transactions set out in sub-paragraphs (i) to (iii) arise in the normal course of business of Semb E&C, while those set out in sub-paragraphs (iv) to (xii) are necessary for the day-to-day operations of Semb E&C.

(c) Environmental Engineering Activities

The products and services under this sub-category are:

(i) the provision of industrial and commercial waste collection services, including the sale of bins, to industrial and commercial buildings, hotels, serviced residences and private and public institutions;

(ii) the provision of haulage, recycling and waste minimization of construction and other waste services;

(iii) the provision of industrial and commercial cleansing services to industrial, commercial and private residential premises;

(iv) the provision of mechanical sweeping services for privately maintained roads, paved precincts, car parks and other open areas in condominiums, industrial and commercial estates and both public and private institutions;

(v) the provision of recycling services;

(vi) the provision of medical waste collection and disposal services to hospital, private clinics and health institutions;

(vii) the provision of liquid waste transportation and disposal services;

(viii) the provision of record destruction services;

(ix) the provision of pneumatic refuse conveyance system;

(x) the provision of biomass waste-to-energy incineration services;

(xi) the provision of environmental engineering and consultancy services;

(xii) the leasing of vehicles (as lessee) and the obtaining of maintenance and repair services (including the purchase of spare parts);

(xiii) the leasing of properties (such as depots) which are not in use (as lessor) to generate additional revenue for Semb Enviro, and the leasing of office space (as lessee); and

(xiv) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to (xiii) above.

The transactions set out in sub-paragraphs (i) to (xi) arise in the normal course of business of Semb Enviro, while those set out in sub-paragraphs (xii) to (xiv) are necessary for the day-to-day operations of Semb Enviro.

(d) Other Activities

The products and services under this sub-category are:

(i) the sale/purchase and/or lease of land parcels, office space and factories in industrial parks and other development properties;

(ii) the provision of project management, site management, estate management and consultancy services in relation to industrial parks;

(iii) the management and operation of industrial parks and infrastructure projects;

(iv) the manufacturing, marketing and trading of numismatic coins and medallions, and other related products and services;

(v) the leasing of properties which are not in use (as lessor) to generate additional revenue for the EAR Group; and

(vi) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to (v) above.

The transactions set out in sub-paragraphs (i) to (iv) arise in the normal course of business of the relevant company in the EAR Group, while those set out in sub-paragraphs (v) and (vi) are necessary for the day-to-day operations of the relevant company in the EAR Group.

The EAR Group will benefit from having access to competitive quotes from the different companies in the different industries within the Temasek Group ~~and the STPL Group~~ in addition to obtaining quotes from, or transacting with, non-Interested Persons.

6.1.2 Treasury Transactions

Treasury transactions ("**Treasury Transactions**") comprise (a) the placement of funds with any Interested Person, (b) the borrowing of funds from any Interested Person, (c) the entry into with any Interested Person of forex, swap and option transactions for hedging purposes and (d) the subscription of debt securities or redeemable preference shares ("**RPS**") issued by any Interested Person and the issue of debt securities or RPS to any Interested Person and the buying from, or the selling to, any Interested Person of debt securities or RPS.

The EAR Group can benefit from competitive rates and quotes in an expedient manner on the placement of funds with, borrowings from, the entry into forex, swap and option transactions with, and the subscription and purchase of debt securities or RPS issued by, or the issue of debt securities or RPS to, any Interested Person.

6.1.3 Management and Support Services

The EAR Group may, from time to time, receive management and support services from, or provide management and support to, its Interested Persons in the areas of finance, treasury, investment risk review, governmental relations, strategic development, management information systems, and human resources management and development ("**Management Support Services**"). By having access to and providing such management support, the EAR Group will derive operational and financial leverage in its dealings with third parties as well as benefits from the global network of its Interested Persons.

7. Review Procedures for Interested Person Transactions

7.1 The EAR Group has established the following procedures to ensure that Interested Person Transactions are undertaken on an arm's length basis and on normal commercial terms:

7.1.1 **General Transactions**

Review Procedures

In general, there are procedures established by the EAR Group to ensure that General Transactions with Interested Persons are undertaken on an arm's length basis and on normal commercial terms consistent with the EAR Group's usual business practices and policies, which are generally no more favourable to the Interested Persons than those extended to unrelated third parties.

In particular, the following review procedures have been put in place.

(a) *Provision of services or the sale of products*

The review procedures are:

(i) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are no more favourable to the Interested Person than the usual commercial terms extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms; and

(ii) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the usual margin to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties. In determining the transaction price payable by Interested Persons for such services or products, factors such as, but not limited to, quantity, volume consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account; and

(b) *Obtaining of services or the purchasing of products*

The review procedures are:

(i) all contracts entered into or transactions with Interested Persons are to be carried out by obtaining quotations (wherever possible or available) from at least two other unrelated third party suppliers for similar quantities and/or quality of services or products, prior to the entry into of the contract or transaction with the Interested Person, as a basis for comparison to determine whether the price and terms offered by the Interested Person are fair and reasonable and comparable to those offered by other unrelated third parties for the same or substantially similar type of services or products. In determining whether the price and terms offered by the Interested Person are fair and reasonable, factors such as, but not limited to, delivery schedules, specification compliance, track record, experience and expertise, and where applicable, preferential rates, rebates or discounts accorded for bulk purchases, will also be taken into account; and

(ii) in the event that such competitive quotations cannot be obtained (for instance, if there are no unrelated third party vendors of similar products or services, or if the product is a proprietary item), the senior management staff of the relevant company in the EAR Group (with no interest, direct or indirect in the transaction), will determine whether the price and terms offered by the Interested Person are fair and reasonable.

Threshold Limits

In addition to the review procedures, the following threshold limits ("**GT Limits**") will be applied to supplement the internal systems of the EAR Group to ensure that General Transactions are undertaken with Interested Persons on an arm's length basis and on normal commercial terms:

General Transactions	**GT Limit (S$ million)**
Utilities Activities	250
Engineering and Construction Activities	250
Environmental Engineering Activities	20
Other Activities	20

Where the EAR Group's proportionate share in a transaction with an Interested Person exceeds any of the relevant GT Limits set out above, such transaction must be approved by the audit committee of SembCorp Industries (the "**Audit Committee**") prior to its entry. Where the EAR Group's proportionate share in a transaction is equal to or below any of the relevant GT Limits set out above, such transaction need not have the prior approval of the Audit Committee, but shall be reviewed on a quarterly basis by the Audit Committee.

7.1.2 **Treasury Transactions**

Placements

In relation to the placement with any Interested Person by the EAR Group of its funds, SembCorp Industries will require that quotations shall be obtained from such Interested Person and at least two banks for rates of deposits with such bankers of an equivalent amount, and for the equivalent period, of the funds to be placed by the EAR Group. The EAR Group will only place its funds with such Interested Person, provided that the terms quoted are no less favourable than the terms quoted by such banks for equivalent amounts.

Borrowings

In relation to the borrowing of funds from any Interested Person by the EAR Group, SembCorp Industries will require that quotations shall be obtained from such Interested Person and at least two banks for rates for loans from such bankers of an equivalent amount, and for the equivalent period, of the funds to be borrowed. The EAR Group will only borrow funds from such Interested Person, provided that the terms quoted are no less favourable than those quoted by such banks.

Debt Securities and RPS

In relation to the subscription of debt securities or RPS issued by, or purchase of debt securities or RPS from, Interested Persons, the EAR Group will only enter into the subscription or purchase of such debt securities or RPS issued provided that the price(s) at which the EAR Group subscribes for or purchases such debt securities or RPS will not be higher than the price(s) at which such debt securities or RPS are subscribed for or purchased by third parties.

In relation to the issue or sale to Interested Persons of debt securities or RPS, the EAR Group will only issue or sell such debt securities or RPS to Interested Persons provided that the price(s) at which the EAR Group issues or sells such debt securities or RPS will not be lower than the price(s) at which such debt securities or RPS are issued or sold to third parties. The EAR Group will also comply with all applicable laws and regulations in connection with the issue or sale of such debt securities or RPS to Interested Persons.

For the purposes of the Shareholders Mandate, the RPS to be subscribed or purchased from Interested Persons, or to be issued or sold to Interested Persons, will not carry any voting rights, except in the circumstances set out in Section 180(2)(a), (b) and (c) of the Companies Act.

Forex, Swaps, Options

In relation to forex, swap and option transactions with any Interested Person by the EAR Group, SembCorp Industries will require that rate quotations shall be obtained from such Interested Person and at least two banks. The EAR Group will only enter into such forex, swap or option transactions with such Interested Person provided that such terms quoted are no less favourable than the terms quoted by such bankers.

In addition to the foregoing, the following threshold limits ("**Treasury Limits**") will be applied to supplement the internal systems of the EAR Group to ensure that Treasury Transactions are undertaken with Interested Persons on an arm's length basis and on normal commercial terms:

Type of Treasury Transaction	**Treasury Limit (S$ million)**
Placements	100
Borrowings	100
Subscription or Purchase of Debt Securities	100
Issue or Sale of Debt Securities and RPS	100
Subscription or Purchase of RPS	50
Forex, Swaps, Options	50

Where the EAR Group's proportionate share in a transaction with an Interested Person exceeds any of the relevant Treasury Limits set out above, such transaction must be approved by the Audit Committee prior to its entry. Where the EAR Group's proportionate share in a transaction is equal to or below any of the relevant Treasury Limits set out above, such transaction need not have the prior approval of the Audit Committee, but shall be reviewed on a quarterly basis by the Audit Committee.

7.1.3 **Management Support Services**

The EAR Group will satisfy itself that the costs for any Management Support Services provided by or to any Interested Person shall be on an arm's length and normal commercial basis and in accordance with any formula for such cost recovery agreed with such Interested Person. Transactions exceeding the amount of S$1,000,000 must be approved by the Audit Committee, and transactions equal to or below S$1,000,000 shall be reviewed on a quarterly basis by the Audit Committee.

7.2 SembCorp Industries will maintain a register of transactions carried out with Interested Persons pursuant to the Shareholders Mandate (recording the basis, including the quotations obtained to support such basis, on which they were entered into), and SembCorp Industries' internal audit plan will incorporate a review of all transactions entered into in the relevant financial year pursuant to the Shareholders Mandate.

7.3 The Audit Committee of SembCorp Industries shall review these internal audit reports on Interested Persons Transactions to ascertain that the established review procedures to monitor Interested Person Transactions have been complied with.

7.4 If during these periodic reviews by the Audit Committee, the Audit Committee is of the view that the review procedures as stated above have become inappropriate or insufficient in view of changes to the nature of, or the manner in which, the business activities of the EAR Group are conducted, SembCorp Industries will revert to Shareholders for a fresh mandate based on new guidelines and review procedures to ensure that Interested Person Transactions will be on an arm's length and on normal commercial basis.

8. Validity Period of the Shareholders Mandate

The renewal of the Shareholders Mandate will take effect from the passing of the ordinary resolution relating thereto, and will (unless revoked or varied by SembCorp Industries in general meeting) continue in force until the next Annual General Meeting of the SembCorp Industries following thereafter. Approval from Shareholders will be sought for the renewal of the Shareholders Mandate at each subsequent Annual General Meeting of SembCorp Industries, subject to satisfactory review by the Audit Committee of its continued application to the transactions with Interested Persons.

9. Disclosure in Annual Report

9.1 The Company will announce the aggregate value of transactions conducted with Interested Persons pursuant to the Shareholders Mandate for the quarterly financial periods which the Company is required to report on pursuant to the Listing Manual and within the time required for the announcement of such report.

9.2 Disclosure will be made in SembCorp Industries Annual Report of the aggregate value of transactions conducted with Interested Persons pursuant to the Shareholders Mandate during the financial year, and in the Annual Reports for subsequent financial years that the Shareholders Mandate continues in force, in accordance with the requirements of Chapter 9 of the Listing Manual.

PROFORMA BALANCE SHEET BEFORE AND AFTER THE CASH DISTRIBUTION

	Audited 2004 financial statements $'000	Adjusted before the Capital Reduction[1] $'000	Proforma after the Capital Reduction $'000
Non-current assets			
Property, plant & equipment	2,491,845	2,491,845	2,491,845
Interests in associates	289,646	289,646	289,646
Interests in joint ventures	387,997	387,997	387,997
Other financial assets	179,978	179,978	179,978
Long term receivables and prepayments	194,019	194,019	194,019
Intangible assets	145,132	145,132	145,132
Deferred tax assets	19,092	19,092	19,092
	3,707,709	3,707,709	3,707,709
Current assets			
Inventories and work-in-progress	734,425	734,425	734,425
Trade and other receivables	1,421,239	1,421,239	1,421,239
Other financial assets	1,688	1,688	1,688
Asset held for sale	53,192	53,192	53,192
Bank balances, fixed deposits and cash	2,099,962[2]	1,717,355[3]	1,503,208
	4,310,506	3,927,899	3,713,752
Current liabilities			
Trade and other payables	2,097,071	1,709,180[3]	1,709,180
Excess of progress billings over work in progress	247,347	247,347	247,347
Provisions	661,826	661,826	661,826
Employee benefits	6,284	6,284	6,284
Current tax payable	89,516	89,516	89,516
Interest-bearing borrowings	968,444	968,444	968,444
	4,070,488	3,682,597	3,682,597
Net current assets	240,018	245,302	31,155
Non-current liabilities			
Deferred tax liabilities	150,648	150,648	150,648
Provisions	18,607	18,607	18,607
Employee benefits	52,598	52,598	52,598
Interest-bearing borrowings	820,927	820,927	820,927
Other long-term liabilities	103,370	103,370	103,370
	1,146,150	1,146,150	1,146,150
	2,801,577	2,806,861	2,592,714
Share Capital	456,623	457,580	430,125
Reserves	1,501,722	1,506,049	1,319,357
	1,958,345	1,963,629	1,749,482
Minority interests	843,232	843,232	843,232
	2,801,577	2,806,861	2,592,714

Notes:

[1] Adjusted for 3,829,358 Shares issued pursuant to the exercise of Options between January 1, 2005 to the Latest Practicable Date.

[2] The Group's cash balance of $2.1 billion includes the $1.3 billion received by SCL from the disposal of its 20% interest in Kuehne & Nagel International.

[3] The Group's net borrowing position of S$188 million has taken into account the payment of special dividend by SCL, and the Company in early January 2005, as well as cash received pursuant to the exercise of Options between January 1, 2005 to the Latest Practicable Date.

APPENDIX 3

THE PROPOSED MODIFICATIONS TO THE SHARE PLANS

Part 1

Share Option Scheme

The proposed modification to the Share Option Scheme is set out below. For ease of reference, the full text of the Rule 10(a) of the Share Option Scheme which is proposed to be modified has been reproduced.

Existing Rule 10(a)

10(a) If a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation or distribution) shall take place, then:-

(a) the Subscription Price for the Shares, the nominal amount, class and/or number of Shares comprised in an Option to the extent unexercised; and/or

(b) the nominal amount, class and/or number of Shares over which Options may be granted under the Scheme,

shall be adjusted in such manner as the Committee may determine to be appropriate and, except in relation to a capitalisation issue, upon the written confirmation by the Auditors (acting only as experts and not as arbitrators) that, in their opinion, such adjustment is fair and reasonable.

For this purpose, except for the grant of the Initial Options and the Replacement Options, any issue of options by the Company to subscribe for new Shares in the capital of the Company at less than the price as ascertained by reference to Rule 5(b) shall be deemed to amount to a variation in the issued share capital of the Company.

Proposed Modification to Existing Rule 10(a)

Existing Rule 10(a) shall be deleted in its entirety and the following substituted therefor:

10(a) If a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution **or otherwise**) shall take place **or if the Company shall make a declaration of a special dividend (whether interim or final and whether in cash or in specie)**, then:-

(a) the Subscription Price for the Shares, the nominal amount, class and/or number of Shares comprised in an Option to the extent unexercised; and/or

(b) the nominal amount, class and/or number of Shares over which Options may be granted under the Scheme,

shall be adjusted in such manner as the Committee may determine to be appropriate and, except in relation to a capitalisation issue, upon the written confirmation by the Auditors (acting only as experts and not as arbitrators) that, in their opinion, such adjustment is fair and reasonable.

For this purpose, except for the grant of the Initial Options and the Replacement Options, any issue of options by the Company to subscribe for new Shares in the capital of the Company at less than the price as ascertained by reference to Rule 5(b) shall be deemed to amount to a variation in the issued share capital of the Company.

APPENDIX 3

Part 2

Share Option Plan

The proposed modification to the Share Option Plan is set out below. For ease of reference, the full text of the Rule 11.1 of the Share Option Plan which is proposed to be modified has been reproduced.

Existing Rule 11.1

11.1 If a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place, then:-

(a) the Subscription Price of the Shares, the nominal amount, class and/or number of Shares comprised in an Option to the extent unexercised; and/or

(b) the nominal amount, class and/or number of Shares over which future Options may be granted under the Plan,

shall be adjusted in such manner as the Committee may determine to be appropriate.

Proposed Modification to Existing Rule 11.1

Existing Rule 11.1 shall be deleted in its entirety and the following substituted therefor:

11.1 If a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place **or if the Company shall make a declaration of a special dividend (whether interim or final and whether in cash or in specie)**, then:-

(a) the Subscription Price of the Shares, the nominal amount, class and/or number of Shares comprised in an Option to the extent unexercised; and/or

(b) the nominal amount, class and/or number of Shares over which future Options may be granted under the Plan,

shall be adjusted in such manner as the Committee may determine to be appropriate.

Part 3

Performance Share Plan

The proposed modification to the Performance Share Plan is set out below. For ease of reference, the full text of the Rule 9.1 of the Performance Share Plan which is proposed to be modified has been reproduced.

Existing Rule 9.1

9.1 If a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place, then:-

(a) the nominal amount, class and/or number of Shares which are the subject of an Award to the extent not yet Vested; and/or

(b) the nominal amount, class and/or number of Shares in respect of which future Awards may be granted under the Plan,

shall be adjusted in such manner as the Committee may determine to be appropriate.

APPENDIX 3

Proposed Modification to Existing Rule 9.1

Existing Rule 9.1 shall be deleted in its entirety and the following substituted therefor:

9.1 If a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place **or if the Company shall make a declaration of a special dividend (whether interim or final and whether in cash or in specie)**, then:-

(a) the nominal amount, class and/or number of Shares which are the subject of an Award to the extent not yet Vested; and/or

(b) the nominal amount, class and/or number of Shares in respect of which future Awards may be granted under the Plan,

shall be adjusted in such manner as the Committee may determine to be appropriate.

Part 4

Restricted Stock Plan

The proposed modification to the Restricted Stock Plan is set out below. For ease of reference, the full text of the Rule 9.1 of the Restricted Stock Plan which is proposed to be modified has been reproduced.

Existing Rule 9.1

9.1 If a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place, then:-

(a) the nominal amount, class and/or number of Shares which are the subject of an Award to the extent not yet Vested; and/or

(b) the nominal amount, class and/or number of Shares in respect of which future Awards may be granted under the Plan,

shall be adjusted in such manner as the Committee may determine to be appropriate.

Proposed Modification to Existing Rule 9.1

Existing Rule 9.1 shall be deleted in its entirety and the following substituted therefor:

9.1 If a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place **or if the Company shall make a declaration of a special dividend (whether interim or final and whether in cash or in specie)**, then:-

(a) the nominal amount, class and/or number of Shares which are the subject of an Award to the extent not yet Vested; and/or

(b) the nominal amount, class and/or number of Shares in respect of which future Awards may be granted under the Plan,

shall be adjusted in such manner as the Committee may determine to be appropriate.

LETTER FROM PWCCF TO THE DIRECTORS IN RELATION TO THE PROPOSED ADJUSTMENTS TO THE OUTSTANDING OPTIONS

April 4, 2005

To: The Directors
SembCorp Industries Ltd
30 Hill Street #05-04
Singapore 179360

Dear Sirs

THE PROPOSED ADJUSTMENTS TO THE OUTSTANDING OPTIONS GRANTED UNDER THE SHARE OPTION PLANS

1. INTRODUCTION

This letter has been prepared for inclusion in the circular to Shareholders dated April 4, 2005 ("**Circular**") in connection with, *inter alia,* the proposed adjustments to the outstanding Options granted under the SembCorp Industries Executives' Share Option Scheme (the "**Share Option Scheme**") and the SembCorp Industries Share Option Plan (the "**Share Option Plan**") (the Share Option Scheme and the Share Option Plan together the "**Share Option Plans**") pursuant to the declaration of a Special Dividend by SCI on December 8, 2004. Unless otherwise defined or where the context otherwise requires, the definitions used in the Circular shall apply throughout this letter.

On December 8, 2004, the Company announced that its Directors had decided to distribute approximately S$306 million to SCI Shareholders (the "**Distribution**"). The proposed Distribution of approximately S$306 million comprises the following:

(a) a gross Special Dividend of S$114 million (net dividend of S$91 million); and

(b) a cash distribution of approximately S$215 million by way of a capital reduction.

The Share Option Scheme was adopted on October 3, 1998, the date on which the amalgamation of Singapore Technologies Industrial Corporation Ltd and Sembawang Corporation Limited under the Company by way of a scheme of arrangement became effective. At an extraordinary general meeting held on June 5, 2000, Shareholders approved the adoption of, *inter alia*, the Share Option Plan to replace the Share Option Scheme which was terminated upon the adoption of the Share Option Plan but, notwithstanding such termination, the rights of holders of existing Options granted pursuant to the Share Option Scheme were not affected.

Existing Rule 10(a) of the Share Option Scheme permits the Executive Resource & Compensation Committee (the "**Committee**"), being the committee appointed to administer the Share Option Scheme, to adjust outstanding Options if a variation in the issued share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation or distribution) shall take place.

Existing Rule 10(a) of the Share Option Scheme requires any adjustment (except in relation to a capitalisation issue) to be confirmed in writing by the auditors of the Company to be, in their opinion, fair and reasonable. Accordingly, subject to confirmation by the auditors of the Company that such adjustments are fair and reasonable, the Committee has the discretion to adjust outstanding Options as a consequence of the Capital Reduction.

However, Rule 10(a) currently does not allow any adjustments to be made in the event of a declaration of a special dividend (whether in cash or in specie). Normally, such a declaration does not involve a variation in the issued share capital of the Company. It is proposed that Rule 10(a) be modified to give the Committee the discretion to adjust outstanding Options in the event that the Company makes a declaration of a special dividend (whether interim or final or whether in cash or in specie). Any determination by the Committee as to whether to make an adjustment and if so, the manner in which such adjustment should be made, would have to be confirmed by the auditors of the Company to be fair and reasonable, and comply with Listing Rule 850(2).

Existing Rule 11.1 of the Share Option Plan permits the Committee to adjust outstanding Options if a variation in the issued share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place.

Existing Rule 11.3 of the Share Option Plan requires any adjustment (except in relation to a capitalisation issue) to be confirmed in writing by the auditors of the Company to be, in their opinion, fair and reasonable. Accordingly, subject to confirmation by the auditors of the Company that such adjustments are fair and reasonable, the Committee has the discretion to adjust outstanding Options as a consequence of the Capital Reduction.

However, Rule 11.1 currently does not allow any adjustments to be made in the event of a declaration of a special dividend (whether in cash or in specie). Normally, such a declaration does not involve a variation in the issued share capital of the Company. It is proposed that Rule 11.1 be modified to give the Committee the discretion to adjust outstanding Options in the event that the Company makes a declaration of a special dividend (whether interim or final or whether in cash or in specie). Any determination by the Committee as to whether to make an adjustment and if so, the manner in which such adjustment should be made, would have to be confirmed by the auditors of the Company to be fair and reasonable, and comply with Listing Rule 850(2).

PricewaterhouseCoopers Corporate Finance Pte Ltd ("**PwCCF**") has been appointed as the independent financial adviser to the Directors to advise on whether it is fair to adjust the subscription prices and/or the number of Shares comprised in the outstanding Options as a result of the Special Dividend ("**Option Adjustment Opinion**") and the proposed methods for such adjustments to be made to the subscription prices and/or the number of Shares comprised in the outstanding Options, if applicable ("**Proposed Adjustment Methods**").

Any determination by the Committee as to whether to make an adjustment and if so, the manner in which such adjustment should be made, would have to be confirmed by the auditors of the Company to be fair and reasonable, and comply with Rule 850(2) of the Listing Manual.

2. TERMS OF REFERENCE

PwCCF has been appointed by the Company to advise on whether it is fair to adjust the subscription prices and/or the number of Shares comprised in the outstanding Options as a result of the Special Dividend ("**Option Adjustment**") and the proposed methods for the adjustments to be made to the subscription prices and/or the number of Shares comprised in the outstanding Options, if applicable. For the avoidance of doubt, our Option Adjustment Opinion and the Proposed Adjustment Methods are rendered on the assumption that the proposed modifications to Rule 10(a) of the Share Option Scheme and Rule 11.1 of the Share Option Plan will be approved by Shareholders at the EGM such that the Option Adjustment can be carried out. This letter sets out, *inter alia,* our Option Adjustment Opinion and the Proposed Adjustment Methods.

We were neither a party to nor were we involved in the discussions with the Directors in relation to the Special Dividend. We were also not involved in the deliberations leading to the Company's decision to propose the Special Dividend.

In carrying out our role, we have confined our Option Adjustment Opinion and the Proposed Adjustment Methods to the likely impact of the Special Dividend on the underlying market price of the Shares and consequently, on the interests of the holders of Options ("**Participants**"). In rendering our Option Adjustment Opinion and recommending the Proposed Adjustment Methods, we have not had regard to the specific investment objectives, financial situation, tax status, risk profile or particular needs and constraints of any individual Participant.

It is not within our terms of reference to evaluate, comment or express an opinion on the financial impact, commercial risks or merits of the Special Dividend on the Shareholders, or the potential impact on either the current or future financial performance or prospects of the Company or the Group after payment of the Special Dividend or completion of the Option Adjustment after taking into account our Option Adjustment Opinion and the Proposed Adjustment Methods. Such evaluation or comments remain the responsibility of the Directors and the management of the Company, although we may draw upon their views or make such comments in respect thereof (to the extent deemed necessary or appropriate by us) in arriving at our Option Adjustment Opinion and the Proposed Adjustment Methods. We are therefore not expressing any view herein as to the prices at which the Shares may trade on an ex-Special Dividend basis or upon the Committee effecting the Option Adjustment after taking into account our Option Adjustment Opinion and the Proposed Adjustment Methods.

In evaluating the financial impact of the Special Dividend on the Participants and arriving at our Option Adjustment Opinion and the Proposed Adjustment Methods, we have relied on information set out in the Circular, publicly available information collated by us and information provided by the Directors and management of the Company, including those relating to the Company and the Group. We have relied upon the assurance of the Company that the Circular has been approved by the Directors who have taken all reasonable care to ensure that the facts stated and the opinions expressed in the Circular are fair and accurate and that there are no other material facts the omission of which would make any statement in the Circular misleading. Accordingly, the Directors have collectively and individually accepted responsibility as set out in the "Directors Responsibility Statement" in Section 13 of the Circular. No representation or warranty, express or implied, is made and no responsibility is accepted by us concerning the accuracy, completeness or adequacy of the information. We have nevertheless made enquiries and used our judgement as we deemed necessary or appropriate in assessing such information and are not aware of any reason to doubt the reliability of the information.

Our Option Adjustment Opinion and the Proposed Adjustment Methods in this letter are based on prevailing market, economic, industry, monetary and other conditions (where applicable), and the information made available to us as at the Latest Practicable Date. We assume no responsibility to update, revise or reaffirm our view in light of any subsequent development after the Latest Practicable Date that may affect our Option Adjustment Opinion and the Proposed Adjustment Methods contained therein. Shareholders should take note of any announcements relevant to their consideration which may be released by the Company after the Latest Practicable Date.

Our Option Adjustment Opinion and the Proposed Adjustment Methods in this letter are addressed to the Directors to advise them on whether it is fair to adjust the subscription prices and/or the number of Shares comprised in the outstanding Options as a result of the Special Dividend and the proposed methods for the adjustments to be made to the subscription prices and/or the number of Shares comprised in the outstanding Options, if applicable. Any recommendation of the Directors to the Shareholders in respect of the proposed modifications to Rule 10(a) of the Share Option Scheme and Rule 11.1 of the Share Option Plan as set out in Section 8.3 of the Circular shall remain the responsibility of the Directors. While a copy of this letter may be reproduced in the Circular, neither the Company nor the Directors may reproduce, disseminate or quote this letter (or any part thereof) for any other purposes at any time and in any manner without the prior consent of PwCCF in each specific case.

Our Option Adjustment Opinion and the Proposed Adjustment Methods should be considered in the context of the entirety of this letter and the Circular.

3. DETAILS OF THE SPECIAL DIVIDEND

On December 8, 2004, the Company announced that its Directors had decided to distribute approximately S$306 million to SCI Shareholders. The proposed Distribution of approximately S$306 million comprises the following:

(a) a gross Special Dividend of S$114 million (net dividend of S$91 million); and

(b) a cash distribution of approximately S$215 million by way of a capital reduction.

The Special Dividend was subsequently paid on January 7, 2005.

4. DETAILS OF THE OUTSTANDING OPTIONS

As at the Latest Practicable Date, there were outstanding and unexercised Options granted under the Share Option Scheme and the Share Option Plan to subscribe for up to an aggregate of 63,134,131 Shares, representing approximately 3.4% of the issued share capital of the Company. The details of the outstanding Options as at the Latest Practicable Date are set out in Section 5.5 of the Circular.

5. EVALUATION OF ADJUSTMENTS TO THE SUBSCRIPTION PRICES AND/OR THE NUMBER OF SHARES COMPRISED IN THE OUTSTANDING OPTIONS PURSUANT TO THE SPECIAL DIVIDEND

The theoretical basis for adjustments to the subscription prices and/or the number of Shares comprised in the outstanding Options is based on the principle that an event that results in a diminution in market value of the underlying Shares justifies an adjustment to the terms of the Options. This principle is embodied in the existing Rule 10(a) of the Share Option Scheme and Rule 11.1 of the Share Option Plan which, in each instance, allows a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) to qualify as an event justifying an adjustment to the terms of the Options.

For example, in a bonus issue, a company capitalises accumulated reserves to issue new shares ("**Bonus Shares**"). The issuance of Bonus Shares is likely to cause the share price of the company to decline, thereby resulting in a diminution in the value of the outstanding options held by the company's employee share option holders. Accordingly, it is an accepted market practice to adjust the terms of the employee share options such that the value of the options are restored to levels prior to the issuance of Bonus Shares.

Similarly, in a distribution of cash to shareholders by way of the cancellation of shares, at a premium to the market price or reduction in par value of the shares (but excluding any cancellation of capital which is lost or unrepresented by available assets) ("**Capital Reduction**"), the issued share capital will be adjusted. In such instances, the market price of the underlying shares would normally decline following the Capital Reduction. Accordingly, it is also an accepted market practice to adjust the terms of the employee share options so as to restore any loss in the value of the options arising from the Capital Reduction.

On the basis of the above principle, the payment of the Special Dividend would justify an adjustment to the subscription prices and/or the number of Shares comprised in the outstanding Options if there is likely to be a significant negative impact on the market price when the Shares commence trading on an ex-Special Dividend basis. It is reasonable to believe that upon the distribution of the Special Dividend, there would likely be a diminution in the market value of the underlying Shares, as the market price of the Shares at any time reflects, amongst other things, the shareholders' equity and cash reserves of the Company. Therefore Participants may, in the absence of an adjustment to the subscription prices and/or the number of Shares comprised in the outstanding Options, be disadvantaged because the value of the Options will decrease correspondingly with a decrease in the market price of the Shares.

It is customary to make such adjustments even in the case of exchange traded options of a company. While different exchanges have different norms, an adjustment may be made to the subscription price of these options should the quantum of the dividends exceed 5% - 10% of the market capitalisation of the underlying stock.

The Special Dividend of approximately S$91 million declared by the Company is in excess of 3% of the market capitalisation of the Company of S$2,718 million (based on the closing price of the Shares on the Market Day preceding the announcement date of the Special Dividend). Although the Special Dividend by itself is less than 5% of the market capitalisation of the Company, it is important to recognise that the Special Dividend of S$91 million is a part of a much larger exercise where the Company is returning approximately S$306 million to the Shareholders. The total capital being returned to the Shareholders is in excess of 11% of the market capitalisation of the Company of S$2,718 million (based on the closing price of the Shares on the Market Day preceding the announcement date of the Special Dividend). Therefore, adjustments to the subscription prices and/or the number of Shares comprised in the outstanding Options for the effects of the Special Dividend may be appropriate.

An additional consideration would also be the significance of the Special Dividend compared to the Company's historical ordinary dividend payouts.

The following table sets out the Company's historical ordinary dividend payout ratio from FY2002 to FY2004 and the ratio of ordinary dividends paid/proposed to shareholders' equity for the corresponding periods.

	FY2002	FY2003	FY2004	Simple average
Shareholders' equity [1] (S$ million)	1,503.7	1,715.7	1,958.3	1,725.9
Amount of ordinary dividends paid/proposed (S$ million) [2]	42.6	72.9	73.2 [3]	62.9
Profit after tax and minority interests on a Group basis (S$ million)	171.6	285.1	395.5	284.1
Dividend payout ratio [4]	24.8%	25.6%	18.5%	22.1%
% amount distributed over shareholders' equity	2.8%	4.2%	3.7%	3.6%

Sources: Company's annual reports and announcements.

Notes:

(1) The shareholders' equity of the Group is the aggregate of the share capital and reserves of the Group.

(2) Excludes the special dividends declared in FY2002, FY2003 and the Special Dividend of S$91 million comprised in the Distribution.

(3) A proposed ordinary gross dividend of S$0.05 per share ("**Proposed Dividend**") was announced by the Company on February 18, 2005. The amount of ordinary dividends in FY2004 is computed based on the number of Shares outstanding as at the Latest Practicable Date and the Proposed Dividend.

(4) The dividend payout ratio is derived by dividing the amount of ordinary dividends paid/proposed by the profit after tax and minority interests on a Group basis for the respective financial years.

The Company has paid/proposed ordinary dividends of approximately S$42.6 million, S$72.9 million and S$73.2 million in FY2002, FY2003, and FY2004 respectively, which is equivalent to dividend payout ratios of approximately 24.8%, 25.6%, and 18.5% respectively. The simple average of the ordinary dividends paid/proposed and the dividend payout ratio from FY2002 to FY2004 is approximately S$62.9 million and 22.1% respectively. In comparison, the Special Dividend is approximately 1.5 times the simple average of the ordinary dividends paid/proposed for the period FY2002 to FY2004.

	FY2004
Shareholders' equity (S$ million)	1,958.3
Profit after tax and minority interests on a Group basis (S$ million)	395.5
Special Dividend (S$ million)	91.3
% amount distributed over profit after tax and minority interests on a Group basis	23.1%
% amount distributed over shareholders' equity	4.7%

Sources: Company's announcements.

It is important to note that the ordinary dividend proposed for FY2004 is more or less in line with the dividends paid in previous years. Therefore the Special Dividend which is approximately 23.1% of profit after tax and minority interests for FY2004 and 4.7% of shareholders' equity as at 31 December 2004 is not likely to be perceived as part of its regular ordinary dividends.

5.1 Market price reaction of shares of companies listed on the SGX-ST that have made significant distribution of shareholders' equity

In rendering our Option Adjustment Opinion, it is therefore important to understand the downward adjustment in the market price of the underlying Shares upon payment of the Special Dividend. For the purpose of such evaluation, we have considered the market price reaction of shares of companies listed on the SGX-ST, following a distribution of shareholders' equity through a special dividend or a combination of special dividend and capital distribution.

We consider it appropriate to review recent special dividends declared and paid by companies listed on the SGX-ST ("**SGX Listed Companies**") during the period from January 1, 2001 to August 31, 2004 (**"Review Period**"). We have limited our review to special dividends (unless a capital distribution is made in conjunction with the special dividend) declared by SGX Listed Companies during the Review Period ("**Comparable Significant Distributions**").

APPENDIX 4

The table below sets out the details of the Comparable Significant Distributions during the Review Period.

Company	Announcement date	Mode of distribution [1]	Net amount distributed per share	Amount distributed against average annual ordinary dividends [2]	% amount distributed over shareholders' equity
Hong Leong Finance Limited	Mar 01	SD in cash (S$0.52) and CD in specie of 1.53 Singapore Finance Limited share	S$2.812 [3]	43.4x	65.6%
Singapore Finance Limited	Mar 01	SD in cash	S$0.266	4.4x	10.9%
Intraco Limited [4]	Oct 01	SD in cash	S$0.083	2.8x	4.2%
	Mar 02	CD in cash	S$0.500	16.7x	38.2%
Dairy Farm International Holdings Ltd	Jul 03	SD in cash	S$0.525 [5]	30.0x	53.8%
Singapore Exchange Limited ("SGX")	Sep 03	SD in cash	S$0.265	5.0x	33.9%
SIA Engineering Company Limited ("SIAEC")	May 04	SD in cash	S$0.200	4.9x	21.7%
Singapore Airport Terminal Services Limited ("SATS")	May 04	SD in cash	S$0.296	5.4x	24.3%
Simple Average				**14.1x**	**31.6%**
SCI [6]	**Dec 04**	**SD in cash**	**S$0.05**	**1.5x**	**4.7%**
		CD in cash	**S$0.12 [7]**	**3.4x**	**10.9%**

Sources: Bloomberg and companies' annual reports and announcements.

Notes:

(1) "SD" and "CD" are defined as special dividend and capital distribution respectively.

(2) The average annual ordinary dividend is the simple average of the amount of annual ordinary dividends paid/proposed by the respective SGX Listed Companies in the three years preceding the declaration of special dividend or capital distribution.

(3) The amount of S$2.812 per Hong Leong Finance Limited share distributed was the aggregate of the special dividend of S$0.395 (net) and the capital distribution of 1.53 Singapore Finance Limited shares valued at S$1.58 per share which was the closing market price of Singapore Finance Limited share as at the Ex-Distribution Date (as defined below).

(4) The special dividend of S$0.083 per Intraco Limited share was announced in conjunction with a capital reduction of S$0.40 per share on October 26, 2001. Subsequently on March 4, 2002, Intraco Limited revised the amount of capital reduction from S$0.40 to S$0.50 per Intraco Limited share.

(5) For the purposes of comparison, the special dividend of US$0.30 was translated at an exchange rate of US$1 to S$1.75080.

(6) For illustrative purposes only, shareholders' equity of the SCI Group as at December 31, 2004 is used in the computation.

(7) A cash distribution of approximately S$215 million by way of capital reduction was announced by the Company on December 8, 2004. On February 18, 2005, the Directors announced the Capital Reduction involving the cancellation of approximately 109.7 million Shares representing approximately 6% of the issued share capital of the Company as at February 17, 2005 and a cash distribution of S$1.95 for each Share cancelled pursuant to the Capital Reduction. As at the Latest Practicable Date, the Capital Reduction involves the cancellation of approximately 109.8 million Shares representing approximately 6% of the issued share capital of the Company and a cash distribution of S$1.95 for each Share cancelled pursuant to the Capital Reduction.

The table below sets out the differences in the closing share prices of the Comparable Significant Distributions on the first Market Day on an ex-distribution basis ("**Ex-Distribution Dates**") vis-à-vis the closing share prices on the Market Day prior to the Ex-Distribution Dates.

Company	Gross amount distributed per share	Net amount distributed per share	Decrease/(Increase) in closing share price from the Market Day preceding the Ex-Distribution Date to Ex-Distribution Date
Hong Leong Finance Limited	S$2.940	S$2.812	S$2.90
Singapore Finance Limited	S$0.350	S$0.266	S$0.37
Intraco Limited	S$0.110	S$0.083	S$0.12
	S$0.500	S$0.500	S$0.52
Dairy Farm International Holdings Ltd	S$0.525	S$0.525	S$0.525
SGX	S$0.340	S$0.265	S$0.32
SIAEC	S$0.20	S$0.20	S$0.20
SATS	S$0.37	S$0.296	S$0.45
SCI [(1)]	**S$0.0625**	**S$0.05**	**S$0.05**

Sources: Bloomberg and companies' annual reports and announcements.

Note:

(1) The gross and net amount distributed per Share relates to the Special Dividend of gross S$0.0625 and net S$0.05 per Share respectively, which was paid on January 7, 2005.

We note that the decline in the closing share prices on the Ex-Distribution Dates as compared to the Market Day preceding the Ex-Distribution Dates closely approximates the corresponding net amount distributed per share. Although this measure of the decline in share price between the cum-dividend and ex-dividend dates should minimise the effect that other factors could have on the share prices, we do observe the closing share prices of Hong Leong Finance Limited, Singapore Finance Limited, Intraco Limited, SGX and SATS decrease more than the net amount distributed per share. These prices could have been influenced by other factors such as industry and/or economic conditions.

However, based on the information set out in the table above, there appears to be empirical evidence that the decline in share price on the Ex-Distribution dates will be approximately equal to the net amount distributed per share.

In this particular instance, the Special Dividend has already been paid and it was observed that the market price of the Shares fell by S$0.05 per share, the extent of Special Dividends paid.

We wish to highlight that the list of Comparable Significant Distributions reviewed and highlighted in this Section 5.1 is by no means exhaustive and is meant as an illustrative guide only. There are no listed companies that would be considered to be identical to the Company in terms of composition of business activities, scale of operations, geographical spread of activities and markets, track record, future prospects and other relevant criteria and each of the Comparable Significant Distributions had occurred under market conditions which may be different from those of the Special Dividend. Hence, each of the Comparable Significant Distributions must be assessed on its own merits. Accordingly, the Directors should note that any comparisons made with respect to the Comparable Significant Distributions serve as an illustrative guide only.

5.2 Conclusion

Having carefully considered all the factors in Section 5.1 of this letter, we are of the opinion that, as at the Latest Practicable Date and in the absence of any factors having a significant effect on stock market and/or economic conditions, the interests of the Participants would be reduced as a result of the Special Dividend. Hence, we are of the view that the declaration and payment of the Special Dividend justifies adjustments to the subscription prices and/or the number of Shares comprised in the outstanding Options.

6. PRECEDENT CASES

We have reviewed some of the employee share option schemes ("**ESOS**") of SGX Listed Companies that were adopted or subsequently amended during the period from January 1, 2001 to August 31, 2004. The purpose of the review is to:

- identify ESOS of SGX Listed Companies which give their respective ESOS committees the discretion to adjust the terms of their employee share options pursuant to the declaration of dividends ("**Precedent Cases**");
- examine whether the ESOS of such Precedent Cases prescribe a formula for the adjustment to the subscription prices and/or the number of their employee share options pursuant to the declaration of dividends;
- examine the terms and rationale used in such Precedent Cases to give their respective ESOS Committees the discretion to adjust the terms of their employee share options pursuant to the declaration of dividends; and
- examine whether such Precedent Cases had actually adjusted their ESOS pursuant to the declaration of special dividends.

6.1 Companies with ESOS which allow for Adjustment Pursuant to the Declaration of Dividends

Based on the ESOS of SGX Listed Companies that we have reviewed, we have identified seven Precedent Cases, where, the ESOS of the SGX Listed Companies give their respective ESOS committees the discretion to adjust the terms of their employee share options pursuant to the declaration of dividends.

(a) Companies with ESOS that allow for adjustment pursuant to the declaration of dividends

We set out in the table below the Precedent Cases.

Precedent Cases	Year of adoption [1]	Year of amendment [2]
Singapore Post Limited	2003	N.A. [3]
Times Publishing Limited	2001	N.A.
SGX	2000	2003
Cycle & Carriage Limited	2000	2001
Raffles Holdings Limited	2001	2004
SIAEC	2000	2004
SATS	2000	2004

Sources: Companies' prospectus and circulars.

Notes:

(1) The year of adoption is defined as the year in which the ESOS was adopted by shareholders of the SGX Listed Company in a general meeting.

(2) The year of amendment is defined as the year in which shareholders of the SGX Listed Company approved the amendment of the ESOS to give the ESOS committee the discretion to adjust the terms of their employee share options in the event of the declaration of dividends.

(3) "N.A." means not applicable.

We observed that the ESOS of the SGX Listed Companies listed above allow for the adjustment to the terms of their options in the event of a payment of a dividend. Their ESOS however stipulate that any adjustment to be made to the terms of the options must be confirmed in writing by the auditors of the respective SGX Listed Companies (acting as experts and not as arbitrators) to be, in their opinion, fair and reasonable.

(b) Companies that amended their original ESOS to allow for adjustment pursuant to the declaration of dividends

We note that five of the Precedent Cases listed above had amended their original ESOS to, amongst others, give their respective ESOS committees the discretion to adjust the terms of their employee share options following a declaration of special dividends ("**Adjustment Provision**"). We have examined the circulars to shareholders on the proposed amendments to the ESOS of these five Precedent Cases and set out below the rationale for such Adjustment Provisions as disclosed in their respective circulars.

Companies that amended their original ESOS to allow for adjustment pursuant to the declaration of dividends	Rationale given for amendment
Cycle & Carriage Limited	• "to provide the Committee with greater discretion in the administration of adjustment exercises" • "to offset the dilution in option value as a consequence of significant distribution to shareholders. The objective of such adjustment would be to maintain as nearly as possible the value of those options at a level equivalent to that before the distribution. However, a typical interim or final dividend declaration would not ordinarily give rise to any adjustment having to be made"
SGX	• "to give the Committee the ability to determine whether an adjustment should be made (and if so, the manner in which it should be made) where the interests of participants are diluted due to declaration of a dividend (whether in cash or in specie)"

Companies that amended their original ESOS to allow for adjustment pursuant to the declaration of dividends (cont'd)	Rationale given for amendment (cont'd)
Raffles Holdings Limited	• "will give Executive Resource and Compensation Committee the ability to determine whether an adjustment should be made (and if so, the manner in which it should be made) where the interests of Participants are diluted due to a variation in the reserves of the company or a declaration of a special dividend (whether in cash or in specie)"
SIAEC	• "will give the Committee the ability to determine whether an adjustment should be made (and if so, the manner in which it should be made) where the interests of Participants are diluted due to a declaration of a special dividend (whether in cash or in specie)"
SATS	• "will give the Committee the ability to determine whether an adjustment should be made (and if so, the manner in which it should be made) where the interests of Participants are diluted due to a declaration of a special dividend (whether in cash or in specie)"

Source: Companies' circulars.

We observed that a common rationale given for amending the ESOS is that the Adjustment Provision is to compensate their respective option holders for the decline in their employee share options' value as a result of the declaration of special dividends.

From the above, it appears that some of the SGX Listed Companies take the view that a declaration of special dividends may warrant an adjustment to the terms of their share option scheme.

We wish to highlight that the above analysis is by no means exhaustive and is meant as an illustrative guide only. There are no listed companies that would be considered to be identical to the Company in terms of composition of business activities, scale of operations, geographical spread of activities and markets, track record, future prospects and other relevant criteria and each of the Precedent Cases' share option scheme implementation or amendment to allow for adjustment had occurred under market conditions which may be different from those of the Special Dividend. Hence, each of the Precedent Cases must be assessed on its own merits. Accordingly, the Directors should note that any comparisons made with respect to the Precedent Cases serve as an illustrative guide only.

6.2 Companies that paid Special Dividends and adjusted the Subscription Prices pursuant to the Special Dividend Payouts

Among the seven Precedent Cases highlighted in Section 6.1 (a) above, we note that SGX, SIAEC and SATS had declared and paid special dividends during January 1, 2001 to August 31, 2004. In all of these cases, adjustments were made to the subscription prices of the employee share options and the details are set out below.

Company	Special dividend declared date	Net special dividend per share	Amount by which the subscription price was reduced
SGX	Sep 03	S$0.265	Note (1)
SIAEC	May 04	S$0.200	S$0.200
SATS	May 04	S$0.296	S$0.300

Sources: Bloomberg and companies' annual reports and announcements.

Note:

(1) In the case of SGX, the proportional method was used to adjust the subscription prices. Thus the subscription prices were reduced by a proportion computed as the difference between the average of the closing prices for the shares over the five consecutive Market Days immediately preceding the announcement date of the special dividend ("**Average Closing Prices**") and the amount of special dividend (net) attributable to each share, divided by the Average Closing Prices.

7. SUGGESTED ADJUSTMENT METHODS

We have discussed with the Committee different methods of adjustments and, based on our discussion, proposed two methods that are more appropriate, in the current circumstances, for adjusting the subscription prices of the outstanding Options pursuant to the Special Dividend.

7.1 Absolute Method

$$X_1 = X_0 - D$$

where:

X_0 = the existing Option subscription price;

X_1 = the adjusted Option subscription price; and

D = the amount of Special Dividend (net) attributable to each Share.

The Absolute Method is one of the methods commonly used for adjusting the subscription price of exchange traded options as a result of a special dividend. It is a fairly simple method for restoring the value of the Options to their prior levels. In this method the Option subscription price is adjusted by the amount of the Special Dividend (net) attributable to each Share.

This method is simple and there is no need to change the number of Shares comprised in Options held by each Participant. However, the Absolute Method is only an approximate method that works well in the case of options that have short term to expiry.

7.2 Black-Scholes Method

The Black-Scholes Method attempts to compute the adjustments to be made to the options more accurately by taking into account the various factors that influence the value of an option such as the price of the underlying shares, the volatility of returns on such shares, the subscription price, the time left for expiration, the risk free rate and dividend yield.

The Black-Scholes Method is set out below.

$$\text{Value of Option} = S_0 e^{-pT} N(d_1) - X_0 e^{-rT} N(d_2)$$

$$d_1 = \frac{\ln(S_0/X_0) + [\, r - p + \sigma^2/2]T}{\sigma T^{1/2}}$$

$$d_2 = d_1 - \sigma T^{1/2}$$

where:

S_0 = Share price on Book Closure Date;

X_0 = the existing Option subscription price;

p = the expected continuously compounded annual dividend yield;

r = the risk free annual rate of return;

T = the number of years to expiration of the Option;

σ = the volatility of returns on the Shares; and

$N(d_1)$ & $N(d_2)$ represent the value of the normal distribution function for the values d_1 and d_2.

Immediately following the Special Dividend, the value of the Options will decline since the Share price is expected to decline by the amount of Special Dividend declared per Share. Therefore, in order to ensure that the value of the Options remain the same following the Special Dividend, the subscription price of the Options need to be adjusted downwards.

This adjusted subscription price for the Options can be obtained through a process of iteration by keeping all other parameters in the Black-Scholes Method the same and only replacing S_0 by S_1 and X_0 by X_1, such that the value of the Outstanding Options is restored, where:

S_1 = $S_0 - D$

X_1 = adjusted subscription price

While this method does provide a more precise method of determining the unique adjustment to be made for each tranche of options granted, it is important to recognise that the Black-Scholes Method itself has limitations when used to value employee stock options which are typically American options[1] while the Black-Scholes Method is more applicable to European options[2]. In addition, employee stock options tend to have several unique features such as vesting periods, non-transferability and loss of unvested options on resignation of employees, which are difficult to account for in the Black-Scholes Method. Furthermore, the method is also more tedious to implement as compared to the Absolute Method.

---

[1] An option that can be exercised anytime until its expiration date.

[2] An option that can only be exercised on its expiration date.

7.3 Committee's objectives and choice of method

We have discussed with the Committee and we understand that the Committee's objectives are as follows:

(a) in order to be fair and reasonable to the Shareholders, the adjustment method chosen should not accord the holders of Options any more benefits than those received by Shareholders; and

(b) the chosen method should be easy to implement.

We note that the Absolute Method, stated in Section 7.1 of this letter, meets the aforesaid objectives of the Committee and accordingly, we propose that the Committee uses the Absolute Method for the adjustment of the subscription prices of the outstanding Options.

8. RECOMMENDATIONS

In arriving at our conclusion as to whether the interests of the Participants would be diluted as a result of the Special Dividend, we have based our Option Adjustment Opinion on the considerations set forth in this letter and having taken into account, *inter alia,* the following key factors:

(a) the Special Dividend, which is significant in terms of the amount of the Special Dividend relative to the Company's historical ordinary dividend payouts, is not likely to be perceived by the market as part of its regular ordinary dividends;

(b) the analysis of the Comparable Significant Distributions set out in Section 5.1 of this letter, supports the view that the market price of the Shares do decline as a result of the Special Dividend;

(c) inference from Precedent Cases that some of the SGX Listed Companies take the view that a declaration of dividends may warrant an adjustment to the terms of their share option schemes; and

(d) some of the SGX Listed Companies adjusted the subscription prices of their employee share options pursuant to their special dividend payouts.

Having carefully considered the above factors, we are of the opinion that, as at the Latest Practicable Date, it is fair to adjust the subscription prices comprised in the outstanding Options as a result of the Special Dividend and that the Proposed Adjustment Methods are as follows :

(i) Absolute Method:

$X_1 = X_0 - D$ (as defined in Section 7.1 of this letter)

(ii) Black-Scholes Method:

$$\text{Value of Option} = S_0 e^{-pT} N(d_1) - X_0 e^{-rT} N(d_2)$$

$$d_1 = \frac{\ln(S_0/X_0) + [\, r - p + \sigma^2/2]T}{\sigma T^{1/2}}$$

$$d_2 = d_1 - \sigma T^{1/2}$$

(as defined in Section 7.2 of this letter)

We have discussed with the Committee and taking into account the Committee's objectives as set out in Section 7.3 of this letter, we note that the Absolute Method meets the aforesaid objectives of the Committee and accordingly, we propose that the Committee use the Absolute Method for the adjustment of the subscription prices of the outstanding Options.

The Directors should also note that the market price and the trading pattern of the Shares is subject to, *inter alia,* the performance and prospects of the Group, prevailing market, economy, industry, monetary and other conditions (where applicable). Accordingly, our advice on the Option Adjustment Opinion does not and cannot take into account future trading activities or patterns or price levels that may be established for the Shares after the Latest Practicable Date.

Yours faithfully
For and on behalf of
PricewaterhouseCoopers Corporate Finance Pte Ltd

Kan Yut Keong
Managing Director

Aaron Lam
Director

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of SembCorp Industries Ltd (the "**Company**") will be held at The Theatrette, 60 Admiralty Road West, Singapore 759947 on April 26, 2005 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Seventh Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing (with or without modification) the following Resolutions of which Resolutions 1 and 3 will be proposed as Ordinary Resolutions and Resolution 2 will be proposed as a Special Resolution:

Resolution 1: Ordinary Resolution
The Proposed Modification to, and Renewal of, the Shareholders Mandate

That:

(1) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the SGX-ST, for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 1 to the Circular to Shareholders dated April 4, 2005 (the "**Circular**") with any party who is of the class of interested persons described in the Appendix to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(2) the approval given in paragraph (1) above (the "**Shareholders Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(3) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders Mandate and/or this Resolution.

Resolution 2: Special Resolution
The Proposed Capital Reduction and Cash Distribution to Shareholders

That pursuant to Article 10 of the Articles of Association of the Company and subject to the confirmation of the High Court of the Republic of Singapore:

(1) **Reduction of Issued and Paid-Up Share Capital**

(a) the issued and paid-up share capital of the Company of a maximum of S$467,470,749.75 comprising a maximum of 1,869,882,999 ordinary shares of S$0.25 each be reduced by a maximum of S$28,048,245 and such reduction be effected by returning to the holders of the ordinary shares as at a books closure date to be determined by the Directors, paid-up capital to the extent of S$0.015 on each such ordinary share, and by reducing the par value of each such ordinary share from S$0.25 to S$0.235; and

(b) subject to and forthwith upon the preceding sub-paragraph (1)(a) taking effect:

(i) all of the ordinary shares of S$0.235 each in the issued and paid-up share capital of the Company be subdivided in such manner that every one of the said ordinary shares shall constitute 235 ordinary shares of S$0.001 each on which the sum of S$0.001 shall be credited as having been fully paid-up for each ordinary share; and

(ii) all of the ordinary shares of S$0.001 each created pursuant to the subdivision of ordinary shares of S$0.235 each be consolidated in such manner that every 250 of the said ordinary shares shall constitute one ordinary share of S$0.25 on which the sum of S$0.25 shall be credited as having been fully paid-up for each ordinary share and any fraction of an ordinary share shall be disregarded;

(2) **Capitalisation of Accumulated Profits**

subject to and forthwith upon the preceding paragraph (1) taking effect, a maximum sum of S$168,289,470 forming part of the accumulated profits of the Company as at March 31, 2005 be capitalised and applied in paying up in full at par for a maximum of 673,157,880 unissued ordinary shares of S$0.25 each in the capital of the Company (the "**Additional Ordinary Shares**", each an "**Additional Ordinary Share**"), and the Additional Ordinary Shares be allotted and issued credited as fully paid up to the holders of ordinary shares in the capital of the Company in the proportion of 6 Additional Ordinary Shares for each issued and fully paid-up ordinary share held by them which is cancelled pursuant to the preceding paragraph (1), and forthwith upon the allotment and issue of the Additional Ordinary Shares, the Additional Ordinary Shares be cancelled in their entirety, and the maximum sum of S$168,289,470 arising from such cancellation be returned to the respective holders of the Additional Ordinary Shares on the basis of S$0.25 for each Additional Ordinary Share so cancelled;

(3) **Reduction of Share Premium Account**

subject to and forthwith upon the preceding paragraphs (1) and (2) taking effect, the sum standing to the credit of the share premium account of the Company be reduced by a maximum sum of S$22,438,596 and that such reduction be effected by returning to the holders of the ordinary shares in the capital of the Company S$0.20 in cash for each issued and fully paid-up ordinary share held by them which is cancelled pursuant to the preceding paragraph (1); and

(4) **Authority to Directors**

the Directors and each of them be and are hereby authorised to do all acts and things as they may consider necessary or expedient to give effect to the preceding paragraphs (1), (2) and (3).

Resolution 3: Ordinary Resolution
The Proposed Modifications to the Share Plans

That:

(1) Rule 10(a) of the SembCorp Industries Executives' Share Option Scheme be modified in the manner as set out in Part 1 of Appendix 3 to the Circular;

(2) Rule 11.1 of the SembCorp Industries Share Option Plan be modified in the manner as set out in Part 2 of Appendix 3 to the Circular;

(3) Rule 9.1 of the SembCorp Industries Performance Share Plan be modified in the manner as set out in Part 3 of Appendix 3 to the Circular; and

(4) Rule 9.1 of the SembCorp Industries Restricted Stock Plan be modified in the manner as set out in Part 4 of Appendix 3 to the Circular.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin
Group Company Secretary

April 4, 2005

Notes:

(1) A shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

(2) The instrument appointing a proxy must be deposited at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 not less than 48 hours before the time of the Extraordinary General Meeting.

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

PROXY FORM

IMPORTANT

1. For investors who have used their CPF moneys to buy shares in the capital of SembCorp Industries Ltd, this Circular is forwarded to them at the request of their CPF Approved Nominees and is sent FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by such CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ______________________________ (Name)

of ______________________________ (Address)

being a member/members of SembCorp Industries Ltd (the "**Company**") hereby appoint

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held on April 26, 2005 at The Theatrette, 60 Admiralty Road West, Singapore 759947, at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Seventh Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary and Special Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Resolution 1: Ordinary Resolution To approve the proposed modification to, and renewal of, the Shareholders Mandate.		
Resolution 2: Special Resolution To approve the proposed Capital Reduction and Cash Distribution.		
Resolution 3: Ordinary Resolution To approve the proposed modifications to the Share Plans.		

Dated this ________ day of ______________ 2005

Total number of Shares held

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ NOTES OVERLEAF

NOTES

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Members, you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.